2008



OLD LINE BANCSHARES

ANNUAL REPORT

OLD LINE BANCSHARES

April 11, 2009

Dear Shareholders:

On behalf of our directors and officers, we are pleased to present our 2008 Annual Report and to share highlights of our financial performance.

This past year has been a historic year of severe economic turmoil in our economy and most certainly in our industry. In writing last year's annual stockholder letter we hoped that as we entered 2009 we would find the financial economic landscape on more solid footings and headed in the right direction. Unfortunately, we have much further to travel until we see positive improvement throughout our economy. The financial crisis gripping the U.S. economy has had a profound effect on the banking and financial services industries which posted dramatic losses in 2008. We are proud to report that Old Line Bancshares held fast during this storm and we are one of only a few banks based in the state of Maryland to report increased earnings in 2008. Additionally, Old Line Bank has continued to demonstrate the strength of its credit underwriting standards with an extremely low level of troubled assets that has allowed us to perform at the top tier of our industry. We have never wavered from our strategic principle of building high quality commercial relationships coupled with superior loan underwriting standards in an exceptional credit culture. Despite the many challenges in our markets and the turmoil within our industry, we are pleased to report that Old Line Bancshares continued to execute its strategic plan of establishing itself as a leader in the suburban Maryland community banking marketplace.

In December, we received a $7 million investment from the U.S. Treasury as part of the federal government's TARP Capital Purchase Program by selling Senior Preferred shares and warrants to purchase common stock to the U.S. Treasury for $7 million. At that time, information provided by the Treasury indicated it had designed the program to provide additional capital to healthy institutions, to provide liquidity to the capital markets, and to generate more loans to help stabilize our financial markets.

We are pleased to announce that we established our seventh and eighth branch offices during the year. In the spring, our College Park office got off to a great start with tremendous deposit growth through the year and by December it was our second largest office in the company. Our Annapolis office opened this past fall and it is playing an integral role in our expansion into Anne Arundel County. Additionally, this summer we plan to open our second office in Anne Arundel County in Crofton, Maryland and our new Prince George's County office in Bowie/Glen Dale, Maryland is also under construction.

Old Line Bank has continued to remain at high levels of national peer banks in many categories. Asset growth is at the 95th percentile of peer banks while loan growth and leverage capital are at the 77th and 96th levels, respectively. We have worked diligently over the years to build an excellent loan portfolio based on strong underwriting, conservative collateral ratios and prudent loan terms. The Bank has never been involved in any sub-prime lending or sub-prime investments. This conservative approach to lending has served us well during this critical time as our low level of total past due loans are at the top 4% of peer banks throughout the country.

1525 Pointer Ridge Place, Bowie, MD 20716
301-430-2500 • FAX: 301-430-2599
Member FDIC

We ended the year with total record assets of $317,730,625, deposits of $231,430,640 and net loans of $231,053,618. Net income available to common shareholders for the year was $1,726,789 which represents an increase of 9.08% over 2007 net income and earnings per share was $0.44 or an 18.92% improvement. Total assets increased $72.5 million or 29.57%, deposits grew by 30.15% or $53.6 million, and net loans grew $29.2 million or 14.46%. The Bank remains classified as well capitalized according to regulatory standards with a risk based capital ratio of 17.4% which far exceeds the minimum capital ratio standard of 8.0%.

We would like to close 2008 by again extending our sincerest thanks to each of you for your investment in our organization and to express, on behalf of our directors, officers, and employees, our appreciation of your continued support.

Sincerely,

Craig E. Clark
Chairman of the Board

James W. Cornelsen
President & Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-50345

Old Line Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	20-0154352 (I.R.S. Employer Identification No.)
1525 Pointer Ridge Place Bowie, Maryland (Address of principal executive offices)	20716 (Zip Code)

Registrant's telephone number, including area code: (301) 430-2500

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share (Title of each class)	Name of exchange on which registered The NASDQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes ☑ No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the common equity held by non-affiliates was $23,994,269 as of June 30, 2008 based on a sales price of $6.71 per share of Common Stock, which is the sales price at which the Common Stock was last traded on June 30, 2008 as reported by the NASDAQ Stock Market LLC.

The number of shares outstanding of the issuer's Common Stock was 3,862,364 as of March 1, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders of Old Line Bancshares, Inc., to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K.

OLD LINE BANCSHARES, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

PART I

Item 1. Business

Business of Old Line Bancshares, Inc.

Old Line Bancshares, Inc. was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank. The primary business of Old Line Bancshares, Inc. is to own all of the capital stock of Old Line Bank.

On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure. The reorganization became effective on September 15, 2003. In connection with the reorganization, (i) Old Line Bank became our wholly-owned subsidiary and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock was converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock became the holders of all our outstanding shares.

Our primary business is to own all of the capital stock of Old Line Bank. We also have an approximately $1.1 million investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC ("Pointer Ridge"). We own 62.50% of Pointer Ridge.

In October 2005, we completed a public offering of 2,096,538 shares of common stock at an offering price of $9.75 per share and received $19.2 million in net offering proceeds, substantially all of which we invested in Old Line Bank.

Business of Old Line Bank

General

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title "Old Line National Bank." In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.

Old Line Bank converted from a national bank to a Maryland-chartered trust company to reduce certain federal, supervisory and application fees that were then applicable to Old Line National Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank's primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank's primary regulator is the Maryland Commissioner of Financial Regulation.

Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures our deposits.

We are headquartered in Bowie, Maryland, approximately 10 miles east of Andrews Air Force Base and 20 miles east of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Charles, Anne Arundel and northern St. Mary's. We also target customers throughout the greater Washington, D.C. metropolitan area. Our branch offices generally operate six days per week from 8:00 a.m. until 7:00 p.m. on weekdays and from 8:00 a.m. until noon on Saturday. None of our branch offices are open on Sunday.

Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Recent Business Developments

Branch Expansion Developments

As part of our expansion efforts, in July 2004, Old Line Bank executed a lease and applied to regulatory authorities to open a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County. Construction is continuing and we expect to open this branch in the second quarter of 2009.

In June 2007, we opened a new branch in Greenbelt (Prince George's County), Maryland. Initially, we opened this branch on the 1st floor of an office building located at 6301 Ivy Lane, Greenbelt, Maryland. We plan to move this branch to the southwest corner of the intersection of Kenilworth Avenue and Ivy Lane, Greenbelt, Maryland where we are currently constructing a bank building. We anticipate we will complete construction and move this branch location during the third quarter of 2009. In April 2007, we hired the Branch Manger for this location and hired the remainder of the staff in May and September of 2007.

In July 2007, we identified a site for a second branch location in Bowie, Maryland. Currently, the landlord is preparing a pad site. Assuming the landlord completes the preparation of the pad site and meets all of the conditions of the lease, we plan to lease the pad site and construct a branch. The pad site is located in the Fairwood Office Park in Bowie, Maryland. We anticipate we will open this branch in the third quarter of 2009.

We opened a new branch in College Park (Prince George's County), Maryland at 9658 Baltimore Avenue, College Park Maryland in March 2008. This branch is in the same building as the loan production office that houses our team of loan officers. We hired the Branch Manager and staff for this location in February 2008.

In May 2008, we executed a lease agreement to lease 1,620 square feet of space in a store unit located at 167-U Jennifer Road, Annapolis, Maryland in Anne Arundel County. We opened this branch in September 2008. We hired the staff for this branch during the months of August and September of 2008.

Old Line Marine Division

In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a luxury boat loan broker and to originate loans for Old Line Bank.

High gasoline prices and general concerns about the economy caused weakness in the marine industry. Because of the losses experienced in this division and because we did not foresee an imminent improvement in the marine industry, in September of 2007, we closed this division and released the employees associated with it.

Addition to the Board of Directors

In March 2008, Mr. John P. Davey joined our Board of Directors. Mr. Davey is the Managing Director for the Law Firm O'Malley, Miles, Nylen & Gilmore, P.A. The firm has offices in Calverton, La Plata, and Annapolis, Maryland. Mr. Davey has been with the firm since 1991 and became the Managing Director in 2001. He also sits on the Board of Directors of the Greater Washington Board of Trade and serves on the Federal City Council Executive Committee.

Sale of Preferred Stock to the U.S. Treasury

On December 5, 2008, we issued $7 million of our Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share to the U.S. Department of the Treasury pursuant to the Capital Purchase Program under the Troubled Asset Relief Program implemented pursuant to the Emergency Economic Stabilization Act of 2008. Please see "-Supervision and Regulation-The Emergency Economic Stabilization Act of 2008" for additional information.

Location and Market Area

We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Anne Arundel, Charles and northern St. Mary's. The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.

In the second quarter of 2006, we moved our headquarters location from Waldorf, Maryland to the Pointer Ridge location in Bowie, Maryland in Prince George's County and we established a new branch at the Pointer Ridge location. A critical component of our strategic plan and future growth is Prince George's County. Prince George's County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. There are several national and international airports less than an hour away, as is Baltimore. We currently have five branch locations in Prince George's County including our College Park branch, which opened in 2008. In August 2005, we opened a loan production office in College Park, Prince George's County. In March, 2008, we opened a branch in the office building in which the loan production office is located and a new branch in Greenbelt, Prince George's County in June, 2007. We expect to open an additional branch in Bowie, Prince George's County during the third quarter of 2009.

Two of our branch offices are located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the "development district" where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.

As part of our expansion efforts, in July 2004, Old Line Bank executed a lease and applied to regulatory authorities to open a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County, approximately 10 miles north of the Bowie, Maryland main office. In August 2004, we received regulatory authority to open the branch. We anticipated that construction of the building in which we plan to locate the branch would begin during the second or third quarter of 2006 and we expected to open the branch in the first quarter of 2007. However, the owner of the property was unable to complete the requirements contained in the lease and begin construction of the branch. Construction at this location began in late 2007. We expect to open this branch during the second quarter of 2009.

In September 2008, we opened an additional branch in Annapolis, Anne Arundel County. Anne Arundel County borders the Chesapeake Bay and is situated in the high-tech corridor between Baltimore and Washington, D.C. With over 534 miles of shoreline, it provides waterfront living to many residential communities. Annapolis, the State Capital and home to the United States Naval Academy, and Baltimore/Washington International Thurgood Marshal Airport (BWI) are located in Anne Arundel County. Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average.

Lending Activities

General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche-lending product, we have provided luxury boat financing to individuals, who generally tend to be high net worth individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, prior to funding, the loan committee consisting of the President, Chief Credit Officer, Chief Lending Officer and six members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer's lending authority. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial condition of its borrowers and the concentration of loans in the portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

In addition to the internal business processes employed in the credit administration area, Old Line Bank retains an outside, independent credit review firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm's report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business. To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower's annual tax returns and updated financial statements.

Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner-occupied commercial real estate at a maximum loan–to-value of 80%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules ranging from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.

Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-85% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the borrower and/or perform site visits as required.

Real Estate Construction Lending. This segment of our loan portfolio consists of funds advanced for construction of single family residences, multi-family housing and commercial buildings. These loans have short durations, meaning maturities typically of nine months or less. Residential houses, multi-family dwellings and commercial buildings under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction. The value of the project is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and commercial entities or individuals who have demonstrated the ability to obtain a permanent loan "take-out." We also perform a complete analysis of the borrower and the project under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take out," the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower's primary or secondary residence. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history. We do not have any sub-prime residential real estate loans.

Consumer Installment Lending.

Luxury Boat Loans. We offer various types of secured and unsecured consumer loans. Prior to 2008, a primary aspect of our consumer lending was financing for luxury boat purchases. Although we continue to maintain a portfolio comprised of these loans ($14.5 million or 92.95% of the consumer loans, excluding consumer real estate, and 6.23% of gross loans at December 31, 2008) and would consider making such loans in the future if borrowers were to apply for them, we have not originated any substantive new marine loans since the third quarter of 2007. Our average loan in the luxury boat loan category is approximately $150,000, with a 15 year term and a fixed interest rate. Historically, our internal analysis and industry statistics indicated that the average life of these loans was approximately 42 months as the purchaser either traded or sold the vessel. We believe that the current economic turmoil has extended the average life of these loans as borrowers are not trading their boats for new ones or able to sell the boat (and pay off the related loan) when they desire to do so. These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower's continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower's ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individuals' debt service should not exceed 36% of their gross income, they must own their home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values. The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title. As a result of these stringent guidelines, this segment of our portfolio has experienced minimal delinquency. Since inception of the portfolio in 1997, only four accounts have experienced 30-day delinquency with total losses in the portfolio of $35,000 from two accounts. The most recent loss occurred during the second quarter of 2008 when we repossessed a boat. At the time of repossession, this boat secured a loan of $80,000. We have charged $15,000 to the allowance for loan losses for anticipated losses we expect to incur on this transaction. We anticipate we will sell the boat and we do not expect to recognize any substantive additional losses on the boat.

Personal and Household Loans. We also make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer's total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or rapidly depreciating assets secure these loans. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

Lending Limit. As of December 31, 2008, our legal lending limit for loans to one borrower was approximately $6.1 million. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.

Old Line Marine

In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. In 2007, high gasoline prices and an anemic economy negatively impacted the performance of the marine division. Because of losses experienced in this division and because we did not foresee an imminent improvement in the marine industry, in September 2007, we closed this division and released the employees associated with it.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio, purchased funds, and short term borrowings. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, we use investments to generate positive earnings. In the event deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds, other purchased funds and short term borrowings to augment our funding position.

We actively monitor our investment portfolio and we classify the majority of the portfolio as "available for sale." In general, under such a classification, we may sell investment instruments as management deems appropriate. On a monthly basis, we "mark to market" the investment portfolio through an adjustment to stockholders' equity net of taxes as required by Statement of Financial Accounting Standards No. 115 ("SFAS 115"). Additionally, we use the investment portfolio to balance our asset and liability position. We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

We offer our customers safe deposit boxes, wire transfer services, debit cards, ATM machines at all of our branch locations and credit cards through a third party processor. Additionally, we provide Internet banking capabilities to our customers. With our Internet banking service, our customers may view their accounts on-line and electronically remit bill payments. Our commercial account services include direct deposit of payroll for our commercial clients' employees, an overnight sweep service and remote deposit capture service.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.

As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. Prior to 2006, we did not use brokered deposits. In the first quarter of 2006, we did begin using brokered certificates of deposit through the Promontory Interfinancial Network. Through this deposit matching network and its certificate of deposit account registry service (CDARS), we obtained the ability to offer our customers access to FDIC-insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through CDARS on behalf of a customer, we receive matching deposits through the network. In the fourth quarter of 2006 and during 2007 and 2008, we also purchased brokered certificates of deposit from other sources.

Competition

The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.

Employees

As of March 1, 2009, Old Line Bank had 59 full time and 8 part time employees. No collective bargaining unit represents any of our employees and we believe that relations with our employees are good. Old Line Bancshares, Inc. has no employees.

Supervision and Regulation

Old Line Bancshares, Inc. and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.

Old Line Bancshares, Inc.

Old Line Bancshares, Inc. is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. We are subject to regulation and examination by the Federal Reserve Board, and are required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

The Federal Reserve Board must approve, among other things, the acquisition by a bank holding company of control of more than 5% of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. The Riegle-Neale Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") repealed many of the restrictions on interstate acquisitions of banks by bank holding companies in September 1995. As a result of the Riegle-Neal Act, subject to certain time and deposit base requirements, we can acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any of its subsidiary banks are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act's anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.

In accordance with Federal Reserve Board policy, Old Line Bancshares, Inc. is expected to act as a source of financial strength to Old Line Bank and to commit resources to support Old Line Bank in circumstances in which Old Line Bancshares, Inc. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Federal Reserve Board imposes risk-based capital measures on bank holding companies in order to insure their capital adequacy.

Old Line Bancshares, Inc., as a bank holding company, is subject to dividend regulations of the Federal Reserve System. In general, a small bank holding company that has a debt to equity ratio greater than 1:1 is not expected to pay corporate dividends until such time as its debt to equity ratio declines to 1:1 or less and its bank subsidiary is otherwise well managed, well capitalized and not under any supervisory order. Old Line Bancshares, Inc. is a small bank holding company, and does not have a debt to equity ratio that is greater than 1:1.

Pursuant to authority granted under the Gramm-Leach-Bliley Act of 1999 ("GLBA"), a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.

Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as "financial in nature," including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions. Old Line Bancshares, Inc. does not currently intend to become a financial holding company.

Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally-chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.

The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to Maryland corporations generally, including, without limitation, certain provisions of the federal securities laws.

Old Line Bank

Old Line Bank is a Maryland chartered trust company (with all powers of a commercial bank), is a member of the Federal Reserve System (a "state member bank") and the Deposit Insurance Fund of the FDIC insures its deposit accounts up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Old Line Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

The following references to the laws and regulations which regulate Old Line Bank are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such laws and regulations.

Branching and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Gramm-Leach-Bliley Act

The GLBA substantially altered the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.

The GLBA also provides protections against the transfer and use by financial institutions of consumers' nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Capital Adequacy Guidelines

The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of Tier 1 Capital. In general, this requirement is similar to the capital that a bank must have in order to be considered "adequately capitalized" under the prompt corrective action regulations. See "Prompt Corrective Action." Old Line Bank currently complies with this minimum requirement.

Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with SFAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50%

level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement must, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank will achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such a plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period.

The U.S. Banking and thrift agencies are developing proposed revisions to their existing capital adequacy regulations and standards based on Basel II. A definitive rule for implementing the advanced approaches of Basel II in the United States, that applies only to certain large or internationally active banking organizations or "core banks", defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more, became effective as of April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them. The rule also allows a banking organization's primary federal supervisor to determine that the application is not appropriate in light of the bank's asset size, level of complexity, risk profile or scope of operations. Old Line Bank is not required to comply with Basel II.

In July 2008, the regulatory agencies issued a proposed rule that would give banking organizations that do not use the advanced approaches the option to implement a new risk-based capital framework. This framework would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operational risk, and related disclosure requirements. While this proposed rule generally parallels the relevant approaches under Basel II, it diverges where United States markets have unique characteristics and risk profiles, most notably with respect to risk weighting residential mortgage exposures. Comments on the proposed rule were due to the agencies by October 27, 2008, but the regulatory agencies have not issued a final rule. The proposed rule, if adopted, would replace the regulatory agencies' earlier proposed amendments to existing risk-based capital guidelines to make them more risk sensitive.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk

Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty will expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

Immediately upon becoming undercapitalized, an institution becomes subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

A "critically undercapitalized institution" will be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Currently, Old Line Bank is well capitalized under the prompt corrective actions regulations.

Deposit Insurance Assessments

The FDIC maintains a risk based assessment system for determining deposit insurance premiums. The FDIC has established four risk categories (I-IV), each subject to different premium rates, based upon an institution's status as well capitalized, adequately capitalized or under capitalized, and the institution's supervisory rating. During 2008, all insured depository institutions in risk category 1 (well capitalized institutions, perceived as posing the least risk to the insurance fund) paid deposit insurance premiums ranging between 5 and 7 basis points based on the institution's assessment base. The FDIC may periodically adjust the level of rates. Proposed rates beginning April 1, 2009, range from a minimum initial assessment rate of 10 to 45 basis points for every $100 of domestic deposits.

On February 27, 2009, the FDIC announced that it plans to impose a 20-basis-point special emergency assessment, payable September 30, 2009 and it has the authority to implement an additional 10 basis-point premium in any quarter. The premium increase and assessments will cause Old Line Bank's operating expenses to increase and net income to decline in 2009. We cannot comment on the exact financial impact of these changes at this time because the changes are dependent upon a variety of factors, some of which are beyond our control. Subsequently, the Senate Banking Chairman, Christopher Dodd, introduced legislation in the Senate that would permanently raise the FDIC's line of credit from Treasury to $100 billion and temporarily increase the borrowing authority to $500 billion until December 31, 2020. The FDIC pledged to cut the 20 basis point emergency special assessment if Congress approves legislation expanding the agency's line of credit.

Under the FDIA, the FDIC may terminate insurance of deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Emergency Economic Stabilization Act of 2008

In the third quarter of 2008, the Federal Reserve, the U.S. Treasury and the FDIC initiated measures to stabilize the financial markets and to provide liquidity for financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law on October 3, 2008 and authorizes the U.S. Treasury to provide funds to restore liquidity and stability to the U.S. financial system. Under the authority of EESA, the U.S. Treasury instituted a voluntary capital purchase program to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers to support the U.S. economy. Under the program, the U.S. Treasury has purchased senior preferred shares of financial institutions that will pay cumulative dividends at a rate of 5% per year for five years and thereafter at a rate of 9% per year. The initial terms of the senior preferred shares indicated that the issuer could not redeem the shares for three years except with the proceeds of a "qualifying equity offering" and that after three years, the issuer may redeem the shares, in whole or in part, at par value plus accrued and unpaid dividends. The senior preferred shares are non-voting and qualify as Tier 1 capital for regulatory reporting purposes. In connection with purchasing senior preferred shares, the U.S. Treasury also received warrants to purchase the common stock of participating financial institutions that had a market price of 15% of the amount of senior preferred shares on the date of investment with an exercise price equal to the market price of the participating institution's common stock at the time of approval, calculated on a 20-trading day trailing average. The warrants have a term of ten years and are immediately exercisable, in whole, or in part. For a period of three years, participating institutions must receive the approval of the Treasury to increase their common stock dividend or repurchase their common stock, other than in connection with benefit plans consistent with past practice. Participation in the capital purchase program also includes certain restrictions on executive compensation. The minimum subscription price amount available to participating institutions is one percent of total risk-weighted assets. The maximum subscription amount is three percent of risk-weighted assets. On December 5, 2008, Old Line Bancshares issued to the U.S. Treasury $7 million of Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share. We elected to participate in the capital purchase program at an amount equal to approximately 3% of our risk weighted assets at the time.

Temporary Liquidity Guarantee Program

On November 21, 2008, the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The FDIC announced the TLG Program on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of the Treasury (after consultation with the President), as an initiative to counter the system wide crisis in the nation's financial sector. Under the TLG Program, the FDIC will (1) guarantee through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009, (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, Old Line Bank elected to participate in only the FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts.

Maryland Regulatory Assessment

The Maryland Commissioner of Financial Regulation in the Department of Labor, Licensing and Regulation assesses state chartered banks to cover the expense of regulating banking institutions. The Commissioner assesses each banking institution the sum of $1,000, plus $0.08 for each $1,000 of assets of the institution over $1,000,000, as disclosed on the banking institution's most recent financial report. In 2008, we paid $19,880 to the Maryland Commissioner of Financial Regulation.

Regulatory Enforcement Authority

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") included substantial enhancement to the enforcement powers available to federal banking regulators, including the Federal Reserve Board. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. FIRREA significantly increased the amount of and grounds for civil money penalties and requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

In addition, Old Line Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Bank (collectively, "Regulation W"), which limit the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Regulation W limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to 20% of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Regulation W, and the purchase of low quality assets from affiliates is generally prohibited.

Regulation W, among other things, prohibits an institution from engaging in certain transactions with certain affiliates (as defined in the Federal Reserve Act) unless the transactions are on terms substantially the same, or at least as favorable to such institution and/or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies. In addition, under Regulation W:

- a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates.

Old Line Bank also is subject to the restrictions contained in Sections 22(g) and 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder (collectively, "Regulation O"), which govern loans and extensions of credit to executive officers, directors and principal stockholders. Under Regulation O, loans to a director, an executive officer or a greater-than-10% stockholder of a bank as well as certain affiliated interests of any of the foregoing may not exceed, together with all other outstanding loans to such person and affiliated interests, the loans-to-one-borrower limit applicable to national banks (generally 15% of the institution's unimpaired capital and surplus), and all loans to all such persons in the aggregate may not exceed the institution's unimpaired capital and unimpaired surplus. Regulation O also prohibits the making of loans in an amount greater than $25,000 or 5% of capital and surplus but in any event not over $500,000, to directors, executive officers and greater-than-10% stockholders of a bank, and their respective affiliates, unless such loans are approved in advance by a majority of the Board of Directors of the bank with any interested director not participating in the voting. Further, Regulation O requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as those that are offered in comparable transactions to unrelated third parties unless the loans are made pursuant to a benefit or compensation program that is widely available to all employees of the bank and does not give preference to insiders over other employees. Regulation O also prohibits a depository institution from paying overdrafts over $1,000 of any of its executive officers or directors unless they are paid pursuant to written pre-authorized extension of credit or transfer of funds plans.

All of Old Line Bank's loans to its and Old Line Bancshares, Inc.'s executive officers, directors and greater-than-10% stockholders, and affiliated interests of such persons, comply with the requirements of Regulation W and Regulation O.

We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. We make any loans and loan commitments in accordance with all applicable laws.

Loans to One Borrower

Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank's unimpaired capital and surplus.

Liquidity

Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line

Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of December 31, 2008, amounts in transaction accounts above $10.3 million and up to $44.4 million must have reserves held against them in the ratio of three percent of the amount. Amounts above $44.4 million require reserves of 10 percent of the amount in excess of $44.4 million. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. Old Line Bank is in compliance with its reserve requirements.

Dividends

Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

Old Line Bank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a "Satisfactory" rating in its latest CRA examination.

USA Patriot Act

The USA Patriot Act of 2001 (the "USA Patriot Act") substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the Act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The U.S. Treasury Department ("Treasury") has issued a number of implementing regulations that apply to various requirements of the USA Patriot Act to financial institutions such as Old Line Bank. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and Treasury's regulations.

The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulations cannot be predicted with certainty.

Check 21

The Check Clearing for the 21st Century Act, also known as "Check 21," gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- requiring that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Consumer Credit Reporting

The Fair and Accurate Credit Transactions Act amended the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the "FCRA Amendments") include, among other things:

- requirements for financial institutions to develop policies and procedures to identify relevant patterns, practices, and specific forms of activity that are "red flags" signaling potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;
- for entities that furnish information to consumer reporting agencies (which would include us), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information, and regarding the correction of previously furnished information that is later determined to be inaccurate; and
- a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the "opt-out"), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because none of our affiliates is currently sharing consumer information with any other affiliate for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Other Regulations

Interest and other charges we collect or contract for are subject to state usury laws and federal laws concerning interest rates. For example, under the Service Members Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation of a borrower who is on active duty with the United States military.

Our loan operations are also subject to federal laws applicable to credit transactions, such as the following:

- The Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- The Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- The rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Our deposit operations are subject to the following:

- The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- The Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Proposed Legislation and Regulatory Actions

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which any new regulation or statute may affect our business.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Forward Looking Statements

Some of the matters discussed in this annual report including under the captions "Business of Old Line Bancshares, Inc.," "Business of Old Line Bank," "Risk Factors", and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and elsewhere in this annual report, including with respect to anticipated expansion and the opening of new branches, growth of customer relationships and anticipated operating results, include forward-looking statements. These forward-looking statements include statements regarding future revenues and expenses, liquidity, loan and deposit growth, use of brokered deposits, payment on non-accrual loans, potential regulatory changes, eviction of the non-paying tenant at 2995 Crain Highway, the allowance for loan losses, interest rate sensitivity, market risk, declines in the unrealized losses in our investment portfolio and business, financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this annual report, which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from that described in this annual report because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

ITEM 1A. Risk Factors

You should consider carefully the following risks, along with other information contained in this Form 10-K. The risks and uncertainties described below are not the only ones that may affect us. Additional risks and uncertainties also may adversely affect our business and operations including those discussed in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations. If any of the following events actually occur, it could materially and adversely affect our business and financial results.

If economic conditions continue to deteriorate, borrowers' ability to repay loans declines and the value of the collateral securing our loans decreases, these conditions could adversely affect our results of operations and financial condition. Changes in prevailing economic conditions, including declining real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events may adversely affect our financial results. Because a significant portion of our loan portfolio is comprised of real estate related loans, continued decreases in real estate values could adversely affect the value of property used as collateral for loans in our portfolio. Although recent adverse economic changes have not impacted us due to our strict underwriting standards, further adverse changes in the economy may have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

Because Old Line Bank serves a limited market area in Maryland, an economic downturn in our market area could more adversely affect us than it affects our larger competitors that are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Anne Arundel, Charles and northern St. Mary's. We are expanding in Prince George's County and Anne Arundel County, Maryland and may expand in contiguous northern and western counties, such as Montgomery County and Howard County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. Overall, during 2008, the business environment negatively impacted many businesses and households in the United States and worldwide. Although the economic decline has not impacted the suburban Maryland and Washington D.C. suburbs as adversely as other areas of the United States, it has caused an increase in unemployment and business failures and a decline in property values. As a result, if our market area continues to suffer an economic downturn, it may more severely affect our business and financial condition than it affects larger bank competitors. Our larger competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area. Further, unexpected changes in the national and local economy may adversely affect our ability to attract deposits and to make loans. Such risks are beyond our control and may have a material adverse effect on our financial condition and results of operations and, in turn, the value of our securities.

If U.S. markets and economic conditions continue to deteriorate, our liquidity could be adversely affected. Old Line Bank must maintain sufficient liquidity to ensure sufficient cash flow is available to satisfy current and future financial obligations including demand for loans and deposit withdrawals, funding of operating costs and other corporate purposes. We obtain funding through deposits and various short-term and long-term wholesale borrowings, including federal funds purchased, unsecured borrowings, brokered certificates of deposits and borrowings from the Federal Home Loan Bank of Atlanta and others. Economic uncertainty and disruptions in the financial system may adversely affect our liquidity. Dramatic declines in the housing market during the past year, falling real estate prices and increased foreclosures and unemployment, have resulted in significant asset value write-downs by financial institutions, including government-sponsored entities and investment banks. These investment write-downs have caused financial institutions to seek additional capital. Should we experience a substantial deterioration in our financial condition or should disruptions in the financial markets restrict our funding, it would negatively impact our liquidity. To mitigate this risk, we closely monitor our liquidity and maintain a line of credit with the Federal Home Loan Bank and have received approval to borrow from the Federal Reserve Bank of Richmond.

We depend on the services of key personnel. The loss of any of these personnel could disrupt our operations and our business could suffer. Our success depends substantially on the skills and abilities of our senior management team, including Mr. Cornelsen, our President and Chief Executive Officer, Mr. Burnett, our Executive Vice President and Chief Lending Officer, and Ms. Rush, our Executive Vice President, Chief Financial Officer and Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Although we have entered into employment agreements with these executives, the existence of such agreements does not assure that we will retain their services.

Also, our growth and success and our anticipated future growth and success, in a large part, is due and we anticipate will be due to the relationships maintained by our banking executives with our customers. The loss of services of one or more of these executives or other key employees could have a material adverse effect on our operations and our business could suffer. The experienced commercial lenders that we have hired are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.

We believe that the amendments to EESA adopted by ARRA and outlined under "Supervision and Regulation" of this report, may have caused the employment contracts with our management team to no longer be valid and this may have effectively made our senior executive officers employees at will and could harm our ability to retain these individuals and our ability to attract and retain other key employees.

Our growth and expansion strategy may not be successful. Our ability to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. We may also grow through acquisitions of existing financial institutions or branches thereof. There are no guarantees that our expansion strategies will be successful. Also, in order to effectively manage our anticipated and/or actual loan growth we may need to make additional investments in equipment and personnel, which would also increase our non-interest expense.

We opened a new branch in Annapolis in Anne Arundel County, Maryland during the third quarter of 2008. We also expect to open a new branch in Crofton in Anne Arundel County, Maryland during 2009. Additionally, we intend to open a branch in Bowie in Prince George's County in 2009. With respect to these branches or any other branches that we may open, we may not be able to correctly identify profitable or growing markets for such new branches. If we were to acquire another financial institution or branch thereof, we may not be able to integrate the institution or branch into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches thereof, and the additional costs to operate these facilities, will increase our non-interest expense. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches or acquisitions and we may not be able to maintain the relatively low levels of charge-offs and nonperforming loans that we have experienced.

If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial business loans, commercial real estate loans, construction loans, home equity loans and consumer loans, which includes luxury boat financing. We secure many of our loans with real estate (both residential and commercial) in the Maryland suburbs of Washington, D.C. During 2008, property values declined in our market, energy prices were volatile, and there was rising private sector layoffs and unemployment, which caused consumer lending to slow. Although we believe our credit underwriting adequately considers these factors and the continued deterioration in the economy and the decline in real estate values have not adversely impacted us, further weakness in the economy and the real estate market could adversely affect our customers' ability to repay their loans, which in turn could adversely impact us.

Our concentrations of loans in various categories may also increase the risk of credit losses. We currently invest more than 25% of our capital in various loan types and industry segments, including commercial real estate loans, marine loans and loans to the hospitality industry (hotels/motels). While recent declines in the local commercial real estate market have not caused the collateral securing our loans to exceed acceptable loan to value ratios, a further deterioration in the commercial real estate market could cause deterioration in the collateral securing these loans and/or a decline in our customers' earning capacity. This could negatively impact us. Although we have made a large portion of our hospitality loans to long-term, well established operators in strategic locations, a continued decline in the occupancy rate in these facilities could negatively impact their earnings. This could adversely impact their ability to repay their loan which would adversely impact our net income.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy, ability to attract and retain personnel and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. In light of the recent performance of and government intervention in the financial sector, we fully expect there will be significant changes to the banking and financial institutions' regulatory agencies in the near future. We further anticipate that additional laws and regulations may be enacted in response to the current financial crises that could have an impact on our operations. Changes in regulation and oversight, including in the form of changes to statutes, regulations or regulatory policies or changes in interpretation or implementation of statutes, regulations or policies, could affect the service and products we offer, increase our operating expenses, and otherwise adversely impact our financial performance and condition. In addition, the burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or be sure that our allowance will be adequate in the future. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

As of December 31, 2008, commercial and industrial, construction, and commercial real estate mortgage loans comprise approximately 87.77% of our loan portfolio. These types of loans are generally viewed as having more risk of default than residential real estate or consumer loans and typically have larger balances than residential real estate loans and consumer loans. A deterioration of one or a few of these loans could cause a significant increase in non-performing loans. This increase could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our "net interest income," which is the difference between the interest expense incurred in connection with our interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest-earning assets, such as loans and investment securities. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy, and geo-political stability, are not predictable or controllable. Additionally, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin. However, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings are more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature and re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer.

The market value of our investments could negatively impact stockholders' equity. We have designated approximately 78.70% of our securities investment portfolio (and 9.31% of total assets) at December 31, 2008 as available for sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS 115 requires that temporary unrealized gains and losses in the estimated value of the available for sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, net of tax and that other than temporary impairment be expensed in the income statement. As of December 31, 2008, we had temporary unrealized gains in our available for sale portfolio of $392,611 (net of taxes). As a result of the economic recession, several municipalities have reported budget deficits and companies have reported lower earnings. These budget deficits and lower earnings could cause temporary and other-than temporary impairment charges in our investment securities portfolio and cause us to report lower net income and a decline in stockholders' equity.

Old Line Bank faces substantial competition which could adversely affect our growth and operating results. Old Line Bank operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than Old Line Bank, and are able to offer certain services that we are not able to offer. If Old Line Bank cannot attract deposits and make loans at a sufficient level, its operating results will suffer, as will its opportunities for growth.

We face limits on our ability to lend. We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of December 31, 2008, we were able to lend approximately $6.1 million to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. We generally try to accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available. We may not be able to attract or maintain customers seeking larger loans and we may not be able to sell participations in such loans on terms we consider favorable.

Our stock benefit plans will increase our expenses, which may reduce our profitability. Pursuant to our compensation plans, we expect to grant additional stock options. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment*, which we implemented in January 2006. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the option vesting periods. Recording compensation expense in our statement of income for stock options using the fair value method has in 2007 and 2008 and could continue to have a significant negative effect on our reported financial results, particularly if we grant a significant number of options in future periods.

The costs of being a public company are proportionately higher for small companies like us due to the requirement of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

Item 1B. Unresolved Staff Comments

Not applicable as we are not an accelerated filer or large accelerated filer.

Item 2. Properties

In July 2006, we moved our main office facility from Waldorf, Maryland to 1525 Pointer Ridge Place, Bowie, Maryland in Prince George's County and established a branch in this facility. Pointer Ridge Office Investment, LLC, an entity in which in 2008 we purchased an additional 12.50% membership interest that increased our membership interest to 62.50%, and in which we currently have a $1.1 million investment, owns this property. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge. On June 6, 2006, we executed leases for 2,557 square feet on the 1st floor of the building for a new branch office, 5,449 square feet on the 3rd floor and 11,053 square feet on the 4th floor of this building for our new headquarters. The leases which commenced on July 1, 2006, are for thirteen years, with two, five-year renewal options. The current basic monthly payment terms on the leases are for payments of $43,226 with 3% annual increases. The basic monthly payments include our pro-rata share of taxes, insurances and common area maintenance on the building with any deficiencies incurred incorporated into the following year's basic monthly payments. We eliminate 62.50% of these lease payments in consolidation.

In 2004, we finalized our purchase of our then current full service banking branch and office facility located at 2995 Crain Highway in Waldorf, Maryland. In July 2006, we moved our headquarters from this location to 1525 Pointer Ridge Place, Bowie, Maryland. We have retained our branch office at 2995 Crain Highway. Previously, we leased the remainder of the space in this building to a realtor. However, the realtor is currently delinquent on the lease payment and we expect to proceed with eviction in early 2009. We have not included any of the delinquent lease payments in income.

We continue to maintain a branch operation at the Old Line Centre location, and have done so since 1989. The lease, which commenced in August 1999, is for ten years with two, five-year renewal options. Payment terms on the lease are $4,918 monthly with 1.5% annual increases. We pay our pro-rata share of common area maintenance, taxes and insurance on the building. We have notified the landlord of our intent to exercise the first five-year renewal option.

We own our branch at 15808 Livingston Road in Accokeek, Maryland in Prince George's County.

Our Clinton, Maryland, Prince George's County branch, located at 7801 Old Branch Avenue, was opened in September 2002 in leased space. In November 2006, the monthly rent at this facility increased from $825 to $2,301. Exclusive of the monthly rent, we pay no utilities or other expenses associated with this facility. The lease incorporated an increase in monthly rent in October 2008 to $2,685 and 1.5% every year thereafter. The lease term is for a period of ten years, with three, five-year renewal options.

Our loan production office in College Park, Prince George's County, Maryland is located in leased space on the fourth floor of a four story building located at 9658 Baltimore Avenue. The lease which commenced in August 2005 was for two years and six months. We have extended this lease to February 2013. Payment terms on the lease are $2,834 monthly, with 3% annual increases. We also lease space for a branch on the first floor of this building. This lease commenced January 2008 at $5,000 monthly with 3% annual increases. The term for this space is 10 years with two five year renewal terms. We pay our pro-rata share of taxes, insurance and common area maintenance associated with the building

In August 2004, we announced plans to open a branch in Crofton, Maryland. Due to engineering and resultant permit delays, construction on the building which we plan to lease for our branch did not begin until late 2007. At this time, we anticipate this branch will open in the second quarter of 2009.

In June 2007, we opened a branch in Greenbelt, Maryland. We lease 2,700 square feet of space on the 1st floor of an office building located at 6301 Ivy Lane, Greenbelt, Prince George's County, Maryland. We pay taxes, insurance, and common area maintenance based on our pro-rata share of the building plus a fixed basic monthly rent of $5,130 with 3% annual increases. The lease has an initial term of five years. After providing nine months written notice and paying a termination fee, Old Line Bank may terminate the lease after the 2nd anniversary of the commencement date. We have the right to extend the term of the lease for three additional five year terms. In January 2009, we notified the landlord of our intent to terminate this lease in August 2009 and paid the termination fee.

On January 31, 2007, Old Line Bank also entered into a lease agreement to lease approximately 33,000 square feet of ground area located at the southwest corner of the intersection of Kenilworth Avenue and Ivy Lane in Greenbelt, Prince George's County, Maryland. Old Line Bank will construct a free standing bank building on the land. The lease commences on the earlier to occur of (i) the date on which Old Line Bank first opens for business at the premises, or (ii) 785 days after January 31, 2007. The lease has an initial term of 30 years with two successive renewal periods of ten years. The initial monthly installments on this lease are $8,750. Old Line Bank plans to move the 6301 Ivy Lane, Greenbelt, Maryland branch into this new facility in September of 2009.

In May 2008, we executed a lease agreement to lease 1,620 square feet of space in a store unit located at 167-U Jennifer Road, Annapolis, Maryland in Anne Arundel County. In September 2008, we opened this branch. The lease has an initial term of 5 years with one renewal option of five years. The initial monthly installments of this lease are $5,284 with 3% annual increases. We also pay taxes, insurance, utilities and our pro-rata share of common area maintenance.

In July 2007, we identified a site for a second branch location in Bowie, Maryland. Currently, we are constructing a branch on a leased pad site. The pad site is located in the Fairwood Office Park in Bowie, Maryland. We plan to open this branch in the third quarter of 2009.

Item 3. Legal Proceedings

From time to time, Old Line Bancshares, Inc. or Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business. As of December 31, 2008, we did not have any material pending legal matters or litigation for Old Line Bank or Old Line Bancshares, Inc.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Prices

The table below shows the high and low sales information as reported on the Nasdaq Capital Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	Sale Price Range	
	High	Low
2007		
First Quarter	$11.05	$9.80
Second Quarter	11.09	9.60
Third Quarter	10.25	8.50
Fourth Quarter	9.60	7.50
2008		
First Quarter	$ 9.35	$ 7.51
Second Quarter	8.75	6.71
Third Quarter	8.00	6.01
Fourth Quarter	8.00	5.59

As of December 31, 2008, there were 3,862,364 shares of common stock issued and outstanding held by approximately 252 stockholders of record. There were 236,620 shares of common stock issuable on the exercise of outstanding stock options, 188,954 of which were exercisable. The remaining 47,666 are exercisable as follows:

Date Exercisable	# of Shares
January 25, 2009	8,400
January 31, 2009	12,433
May 7, 2009	2,000
August 1, 2009	6,400
January 31, 2010	12,433
May 7, 2010	2,000
May 7, 2011	2,000
May 7, 2012	2,000
Total	47,666

As of December 31, 2008, the U.S. Department of the Treasury held warrants to purchase up to 141,892 shares of our common stock, $0.01 par value per share, at an exercise price of $7.40 for a term of ten years.

Dividends

We have paid the following dividends on our common stock:

	2008	2007
March	$ 0.030	$ 0.030
June	0.030	0.030
September	0.030	0.030
December	0.030	0.030
Total	$ 0.120	$ 0.120

Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank's ability to continue paying dividends will depend on Old Line Bank's compliance with certain dividend regulations imposed upon us by bank regulatory authorities. Further, under the terms of the Series A Preferred Stock, we cannot pay dividends on our common stock unless we are current on our payment of dividends on the Series A Preferred Stock. We also cannot pay a quarterly dividend on our common stock in excess of $0.03 without Treasury's consent until the earlier of December 5, 2011 or the date on which Treasury ceases to hold any shares of the preferred stock.

In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, and general business conditions before deciding to pay additional dividends in the future. We can provide no assurance that we will continue to pay dividends to our stockholders.

Issuer Purchases of Equity Securities

We announced on August 17, 2007 that our board of directors had authorized our repurchase of up to 300,000 shares of our common stock. On March 12, 2008, we announced that the board of directors had authorized the repurchase of an additional 100,000 shares of our common stock. On July 18, 2008, we announced that the board of directors had authorized the repurchase of another 100,000 shares of our common stock. Because the terms of the U.S. Treasury Capital Purchase Program prohibit us from repurchasing shares of our common stock without Treasury's consent until the earlier of December 5, 2011 or the date on which Treasury ceases to hold any shares of our Series A Preferred Stock, on December 5, 2008, as required by the U.S. Treasury Capital Purchase Program, we canceled our repurchase program. The following table outlines the purchases we made of our shares of common stock during the fourth quarter of the year ended December 31, 2008.

Date	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Programs
October 1-31, 2008	353	$ 7.05	353	96,965
November 1-30, 2008	-	-	-	96,965
December 5, 2008	-	-	-	-
Total Fourth Quarter	**353**	**$ 7.05**	**353**	-

1) Includes commissions and fees.

Item 6. Selected Financial Data

The following table summarizes Old Line Bancshares, Inc.'s selected financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this report. Results for past periods are not necessarily indicative of results that may be expected for any future period.

December 31,	2008	2007	2006
	(Dollars in thousands, except per share data)		
Earnings and dividends:			
Interest revenue	$15,424	$14,554	$11,023
Interest expense	5,910	6,263	3,730
Net interest income	9,514	8,291	7,293
Provision for loan losses	415	318	339
Non-interest revenue	964	1,173	1,029
Non-interest expense	7,373	6,774	5,561
Income taxes	939	789	848
Net income	1,756	1,583	1,574
Net income available to common shareholders	1,727	1,583	1,574
Per common share data			
Basic net income	$0.44	$0.37	$0.37
Diluted net income	0.44	0.37	0.37
Dividends paid	0.12	0.12	0.115
Average common shares outstanding			
Basic	3,919,903	4,237,266	4,250,240
Diluted	3,923,223	4,243,304	4,275,886
Common shares outstanding, period end	3,862,364	4,075,849	4,253,669
Common shareholders book value, period end	$8.98	$8.50	$8.18
Balance Sheet Data:			
Total assets	$317,731	$245,211	$218,131
Total loans, less allowance for loan losses	231,054	201,942	150,417
Total investment securities	37,569	11,695	16,921
Total deposits	231,431	177,812	169,672
Stockholders' equity	41,687	34,631	34,816
Performance Ratios:			
Return on average assets	0.64%	0.69%	0.86%
Return on average shareholders' equity	5.04%	4.46%	4.58%
Total ending equity to total ending assets	13.1%	14.1%	16.0%
Net interest margin (1)	3.80%	3.98%	4.37%
Dividend payout ratio for period	26.8%	31.9%	31.1%
Asset Quality Ratios:			
Allowance to period-end loans	0.85%	0.78%	0.85%
Non-performing assets to total assets	0.27%	0.43%	0.00%
Non-performing assets to allowance for loan losses	42.88%	66.88%	0.00%
Capital Ratios:			
Tier I risk-based capital	16.6%	15.6%	20.5%
Total risk-based capital	17.4%	16.3%	21.2%
Leverage capital ratio	14.0%	14.6%	17.5%

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operating-Reconciliation of Non-GAAP Measures."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

During a period of unprecedented economic turmoil that has caused significant turbulence in the financial markets, we are pleased to report a 9.08% increase in net income available to common shareholders. As outlined in the financial table below, net income available to common shareholders was $1.7 million for the year ended December 31, 2008 or $0.44 per basic and diluted common share. In spite of a decline in the net interest margin and an increase in the provision for loan losses, net interest income after provision for loan losses increased during the year. We saw considerable growth in loans during the year and continued to maintain quality in the loan portfolio. As expected, because of the opening of the College Park and Annapolis branches this year and our Greenbelt branch last year, non-interest expenses increased during the year. We believe these investments in branches provide the foundation on which we expect to achieve our strategic objective of becoming the premiere community bank on the eastern side of Washington, D.C. These investments also allow us to provide long term, sustainable rewards to our shareholders, customers and employees. Although this was, perhaps, one of the most difficult years we have encountered in our industry, we achieved all of our objectives. Specifically, we:

- Grew average gross loans $44.5 million or 25.75%,
- Maintained asset quality, with one non-accrual loan and no loans past due 30 days or more at year end,
- Grew average interest bearing deposits 17.55% and non-interest bearing deposits 3.14%,
- Appointed a new individual to our Board of Directors,
- Repurchased 217,085 shares of our common stock at an average share price of $8.07,
- Received a $7 million investment from the U.S. Treasury under its Capital Purchase Program,
- Opened our 7th and 8th new branch locations at College Park and Annapolis, Maryland,
- Progressed with construction on our new Crofton, Maryland branch,
- Began construction of our new Bowie, Maryland and Greenbelt, Maryland branches, and
- Executed a new data processing agreement that will allow us to enhance our core data processing system.

We believe that it was an accomplishment to improve earnings in a very difficult economic climate while incurring a full year of the expenses associated with operating the Greenbelt branch that we opened during the second quarter of 2007 and the opening and operating expenses connected with the College Park and Annapolis branches that we opened in February and September 2008.

The following summarizes the highlights of our financial performance for the twelve month period ended December 31, 2008 compared to the twelve month period ended December 31, 2007:

	Twelve months ended December 31, (Dollars in thousands)			
	2008	2007	$ Change	% Change
Net income available to common shareholders	$ 1,727	$ 1,583	$ 144	9.10 %
Interest revenue	15,424	14,554	870	5.98
Interest expense	5,910	6,263	(353)	(5.64)
Net interest income after provision for loan losses	9,100	7,973	1,127	14.14
Non-interest revenue	964	1,173	(209)	(17.82)
Non-interest expense	7,373	6,774	599	8.84
Average interest earning assets	252,027	210,557	41,470	19.70
Average non-interest bearing deposits	35,645	34,561	1,084	3.14
Average gross loans	217,550	173,003	44,547	25.75
Average interest bearing deposits	165,596	140,877	24,719	17.55
Interest Margin (1)	3.80%	3.98%		
Return on average equity	5.04%	4.46%		
Basic earnings per common share	$ 0.44	$ 0.37	$ 0.07	18.92%
Diluted earnings per common share	0.44	0.37	0.07	18.92%

(1) See "Reconciliation of Non-GAAP Measures"

Growth Strategy

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

We believe a natural evolution of a community-focused bank like Old Line Bank is to expand the delivery channels via the branch network. Other than the Bowie and Crofton branches that we plan to open in 2009, we have no definitive plans for any additional branches, at this time. We may identify additional locations in Maryland that will allow us to expand in Prince George's County, Anne Arundel County, Charles County and contiguous northern and western counties, such as Montgomery County and Howard County. As discussed in Item 1, Business, we have opened two branches during 2008 and plan to open more branches during 2009. In order to support this growth, provide improved management information systems and enhance the products and services we deliver to our customers, in 2009, we also plan to enhance our core data processing system.

Because of the new branches and the enhanced data processing system, we anticipate salaries and benefits expense and other operating expenses will increase. We anticipate that, over time, income generated from the branches, new products we may develop and cost efficiencies derived from the data processing system, will offset the increase in expenses and the cost of our investment in infrastructure.

Results of Operations

Net Interest Income

Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold; interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

2008 compared to 2007

Net interest income after provision for loan losses for the year ended December 31, 2008 amounted to $9.1 million, which was $1.1 million or 13.75% greater than the 2007 level of $8.0 million. The increase was primarily attributable to a 19.66% or $41.4 million increase in total average interest earning assets to $252.0 million for the twelve months ended December 31, 2008 from $210.6 million for the twelve months ended December 31, 2007.

Interest revenue increased from $14.6 million for the year ended December 31, 2007 to $15.4 million for the year ended December 31, 2008. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of substantial increases in earning assets. The increase in interest bearing assets was primarily caused by a $44.6 million increase in average total loans. As a result of this growth, there were a higher percentage of funds invested in higher yielding commercial and mortgage loans during the period.

In order to fund this loan growth, we deployed funds from lower yielding investment securities and federal funds sold. The growth in average total loans was attributable to the business development efforts of the entire Old Line Bank lending team and directors and the expansion of our branch network. We believe that the continued expansion of our branch network provides us with increased name recognition and new opportunities that contributed to our growth.

Interest expense for all interest bearing liabilities amounted to $5.9 million in 2008, which was $353,224 lower than the 2007 level of $6.3 million. Although average interest bearing deposits grew $24.7 million during the period and average borrowed funds increased $18.4 million, the rate paid on these funds decreased during the year.

Our net interest margin was 3.80% for the year ended December 31, 2008, as compared to 3.98% for the year ended December 31, 2007. The decrease in the net interest margin is the result of several components. The yield on average interest-earning assets decreased 81 basis points during the period from 6.96% in 2007 to 6.15% in 2008, and average interest-earning assets grew by $41.4 million. During the period, interest rates declined dramatically and we experienced a 103 basis point decrease of the yield on average interest-bearing liabilities from 3.98% in 2007 to 2.95% in 2008.

This decrease was because of the rapid reduction in the federal funds interest rate that the Federal Reserve implemented. We partially offset these rate reductions through growth in the loan portfolio, movement of federal funds into higher yielding investments and increased reliance on short term, low cost borrowing. During November and December of 2008, we moved funds from Federal Funds to higher earning investments and loans and placed more reliance on short term, low interest rate borrowings for loan funding. If interest rates do not increase dramatically or quickly, we anticipate we will realize improvements in our net interest margin.

2007 compared to 2006

Net interest income after provision for loan losses for the year ended December 31, 2007 amounted to $8.0 million, which was $1.0 million or 14.29% greater than the 2006 level of $7.0 million. The increase was primarily attributable to a 24.32% or $41.2 million increase in total average interest earning assets to $210.6 million for the twelve months ended December 31, 2007 from $169.4 million for the twelve months ended December 31, 2006.

Interest revenue increased from $11.0 million for the year ended December 31, 2006 to $14.6 million for the year ended December 31, 2007. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of substantial increases in earning assets primarily caused by loan growth. The growth in average loans was directly attributable to the increased business development efforts of the entire Old Line Bank lending team. Additionally, we believe that the move to our new Bowie headquarters and the opening of the Bowie and Greenbelt branches provided us with increased name recognition and new opportunities that also contributed to our growth. Interest expense for all interest bearing liabilities amounted to $6.3 million in 2007, which was $2.6 million higher than the 2006 level of $3.7 million.

Our net interest margin was 3.98% for the year ended December 31, 2007, as compared to 4.37% for the year ended December 31, 2006. The decrease in the net interest margin is the result of several components. The yield on average interest-earning assets increased during the period 39 basis points from 6.57% in 2006 to 6.96% in 2007, and average interest-earning assets grew by $41.2 million. A 70 basis point increase of the yield on average interest-bearing liabilities from 3.28% in 2006 to 3.98% in 2007, and a $43.8 million increase in interest bearing liabilities offset these improvements.

The yield on average interest-earning assets improved primarily because there were a higher percentage of funds invested in higher yielding commercial and mortgage loans during the period. In the prior year, these funds were invested in federal funds and lower yielding investments. There was also a 31 basis point increase in the average federal funds rate during the period and a 27 basis point increase in the yield on investments.

Increases in market interest rates and an increase in the percentage of average balances maintained in interest bearing deposits relative to total deposits caused the cost of average interest bearing liabilities to increase 70 basis points during the period.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

	2008			2007			2006		
	Average balance	Interest	Yield	Average balance	Interest	Yield	Average balance	Interest	Yield
Assets:									
Federal funds sold(1)	$ 13,342,150	$ 290,788	2.18 %	$ 21,525,420	$ 1,142,707	5.31 %	$ 26,348,931	$ 1,318,670	5.00 %
Interest bearing deposits	3,116,699	104,560	3.35	498,630	25,556	5.13	1,753	23	1.31
Investment securities(1)(2)									
U.S. Treasury	2,072,573	73,061	3.53	3,621,923	121,196	3.35	4,000,200	133,465	3.34
U.S. government agency	4,896,926	192,271	3.93	7,347,989	302,119	4.11	8,039,268	284,778	3.54
Mortgage backed securities	7,799,475	356,398	4.57	1,247,089	48,946	3.92	1,658,240	65,186	3.93
Municipal securities	2,875,141	140,893	4.90	3,240,786	159,015	4.91	3,324,982	163,691	4.92
Other	2,124,236	92,723	4.37	1,477,894	84,859	5.74	1,367,533	81,109	5.93
Total investment securities	19,768,351	855,346	4.33	16,935,681	716,135	4.23	18,390,223	728,229	3.96
Loans:									
Commercial	62,783,300	4,234,175	6.74	44,125,513	3,654,176	8.28	25,996,077	2,180,477	8.39
Mortgage	137,944,563	9,109,972	6.60	108,513,579	8,039,542	7.41	77,545,669	5,713,871	7.37
Consumer	16,821,749	896,398	5.33	20,363,658	1,074,436	5.28	22,385,611	1,185,854	5.30
Total loans	217,549,612	14,240,545	6.55	173,002,750	12,768,154	7.38	125,927,357	9,080,202	7.21
Allowance for loan losses	1,749,885	-		1,405,182	-		1,232,674	-	
Total loans, net of allowance	215,799,727	14,240,545	6.60	171,597,568	12,768,154	7.44	124,694,683	9,080,202	7.28
Total interest earning assets(1)	252,026,927	15,491,239	6.15	210,557,299	14,652,552	6.96	169,435,590	11,127,124	6.57
Non-interest bearing cash	4,369,508			3,800,713			3,848,386		
Premises and equipment	5,157,011			4,186,529			2,984,349		
Other assets	11,107,525			10,030,452			6,314,672		
Total assets(1)	$ 272,660,971			$ 228,574,993			$ 182,582,997		
Liabilities and Stockholders' Equity:									
Interest bearing deposits									
Savings	$ 6,436,599	39,492	0.61	$ 8,250,010	55,660	0.67	$ 8,693,260	60,720	0.70
Money market and NOW	34,046,098	321,164	0.94	28,382,013	588,824	2.07	22,453,969	343,202	1.53
Other time deposits	125,113,791	4,740,952	3.79	104,244,760	5,045,070	4.84	68,561,412	2,815,904	4.11
Total interest bearing deposits	165,596,488	5,101,608	3.08	140,876,783	5,689,554	4.04	99,708,641	3,219,826	3.23
Borrowed funds	34,754,155	808,127	2.33	16,423,688	573,405	3.49	13,831,772	509,851	3.69
Total interest bearing liabilities	200,350,643	5,909,735	2.95	157,300,471	6,262,959	3.98	113,540,413	3,729,677	3.28
Non-interest bearing deposits	36,039,280			34,561,334			33,723,186		
	236,389,923	5,909,735	2.50	191,861,805	6,262,959	3.26	147,263,599	3,729,677	2.53
Other liabilities & Minority interest	1,450,813			1,249,573			941,585		
Stockholders' equity	34,820,235			35,463,615			34,377,813		
Total liabilities and stockholders' equity	$ 272,660,971			$ 228,574,993			$ 182,582,997		
Net interest spread(1)			3.20			2.98			3.29
Net interest income(1)		$ 9,581,504	3.80 %		$ 8,389,593	3.98 %		$ 7,397,447	4.37 %

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."
2) Available for sale investment securities are presented at amortized cost.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.

Rate/Volume Variance Analysis

	Twelve months Ended December 31, 2008 compared to 2007			Twelve months Ended December 31, 2007 compared to 2006		
		Variance due to:			Variance due to:	
	Total	Rate	Volume	Total	Rate	Volume
Interest Earning Assets:						
Federal funds sold[1]	$ (851,919)	$ (517,342)	$ (334,577)	$ (175,963)	$ 76,447	$ (252,410)
Interest bearing deposits	79,004	(11,704)	90,708	25,533	259	25,274
Investment Securities[1]						
U.S. Treasury	(48,135)	6,190	(54,325)	(12,269)	388	(12,657)
U.S. government agency	(109,848)	(13,039)	(96,809)	17,341	43,200	(25,859)
Mortgage backed securities	307,452	9,296	298,156	(16,240)	(103)	(16,137)
Municipal securities	(18,122)	(203)	(17,919)	(4,676)	(543)	(4,133)
Other	7,864	(23,531)	31,395	3,750	(2,646)	6,396
Loans:						
Commercial	579,999	(766,923)	1,346,922	1,473,699	(28,003)	1,501,702
Mortgage	1,070,430	(942,512)	2,012,942	2,325,671	31,493	2,294,178
Consumer	(178,038)	10,630	(188,668)	(111,418)	(4,717)	(106,701)
Total interest revenue [1]	838,687	(2,249,138)	3,087,825	3,525,428	115,775	3,409,653
Interest-bearing liabilities						
Savings	(16,168)	(4,709)	(11,459)	(5,060)	(2,027)	(3,033)
Money market and NOW	(267,660)	(368,202)	100,542	245,622	141,257	104,365
Other time deposits	(304,118)	(1,210,217)	906,099	2,229,166	568,932	1,660,234
Borrowed funds	234,722	(241,040)	475,762	63,554	(28,049)	91,603
Total interest expense	(353,224)	(1,824,168)	1,470,944	2,533,282	680,113	1,853,169
Net interest income[1]	$ 1,191,911	$ (424,970)	$ 1,616,881	$ 992,146	$ (564,338)	$ 1,556,484

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."

Provision for Loan Losses

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. We add back recoveries on loans previously charged to the allowance.

The provision for loan losses was $415,000 for the year ended December 31, 2008, as compared to $318,000 for the year ended December 31, 2007, an increase of $97,000 or 30.50%. We increased the provision for loan losses because the real estate industry continues to encounter difficulties, there is significant turbulence in the financial markets, unemployment is rising, there is evidence of weakness in the general economy and this may worsen. Although we do not have any investments or substantive loans comprised of sub-prime mortgages, because the real estate industry is a significant contributor to our local economy, we believe that its difficulties have started to cause financial turmoil for other segments of the local economy and continued deterioration may negatively impact us. After completing the analysis outlined below, we determined during the twelve month period that there were changes in economic factors during the period that would directly impact the quality of the loan portfolio and warrant a higher provision. Although we continue to closely monitor our loan portfolio and have not identified any specific areas of weakness, in the current economic environment, we believe that it is prudent to continue to increase the loan loss provision for all segments of our portfolio.

The provision for loan losses was $318,000 for the year ended December 31, 2007, as compared to $339,000 for the year ended December 31, 2006, a decrease of $21,000 or 6.19%. We decreased the provision for loan losses because for over seven years we had minimal past dues and charge-offs. After completing the analysis outlined below, we determined during the twelve month period that we had no significant changes in economic factors, personnel, policies or practices during the period that would directly impact the quality of the loan portfolio and warrant a higher provision. We further determined that we had completed two years of experience with the majority of our new lending personnel and a higher legal lending limit and had not experienced any change in our delinquency patterns.

We review the adequacy of the allowance for loan losses at least quarterly. Our review includes evaluation of impaired loans as required by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure*. Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commissions SAB No. 102, *Loan Loss Allowance Methodology and Documentation;* the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions and the Interagency Policy Statement on the Allowance for Loan and Lease Losses provided by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration and Office of Thrift Supervision.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans. We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments). We further divide commercial loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower's financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower's industry and payment history. We review the risk rating for all commercial loans in excess of $250,000 at least annually. We evaluate loans with a risk rating of five or greater separately and assign loss amounts based upon the evaluation. For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.

We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management's estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit. As discussed above, in 2008 we increased our provision for loan losses for the period in all segments of our portfolio as a result of economic considerations. We consider qualitative or environmental factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience. These factors include, but are not limited to, changes in lending policies and procedures, changes in the nature and volume of the loan portfolio, changes in the experience, ability and depth of lending management and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

In the event that our review of the adequacy of the allowance results in any unallocated amounts, we reallocate such amounts to our loan categories based on the percentage that each category represents to total gross loans. We have risk management practices designed to ensure timely identification of changes in loan risk profiles. However, undetected losses inherently exist within the portfolio. We believe that the allocation of the unallocated portion of the reserve in the manner described above is appropriate.

We will not create a separate valuation allowance unless we consider a loan impaired under SFAS No. 114 and SFAS No. 118. Based on current information, we consider loans impaired when management determines that it is unlikely that the borrower will make principal and interest payments according to contractual terms. Generally, we do not review loans for impairment until we have discontinued the accrual of interest. We consider several factors in determining impairment including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Usually, we do not classify loans that experience insignificant payment delays and payment shortfalls as impaired. Management determines the significance of payment delays and payment shortfall on a case-by-case basis. We consider all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. We measure impairment on a loan by loan basis for commercial and construction loans by determining either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. We did not have any impaired loans on December 31, 2008, 2007 or 2006.

At December 31, 2008, we had one non-accrual loan totaling $850,675. We have not designated a specific allowance for this non-accrual loan. We discontinue the accrual of interest when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. We did not have any other loans past due 30 days or more at year end. We also do not have any substantive loans comprised of sub-prime mortgages.

Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses is sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

The allowance for loan losses represents 0.85% of total loans at December 31, 2008, 0.78% at December 31, 2007, and 0.85% at December 31, 2006. We have no exposure to foreign countries or foreign borrowers. Based on our analysis and the satisfactory historical performance of the loan portfolio, we believe this allowance appropriately reflects the inherent risk of loss in our portfolio.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,	2008	2007	2006
Balance, beginning of period	$ 1,586,737	$ 1,280,396	$ 954,706
Provision for loan losses	415,000	318,000	339,000
Chargeoffs:			
Commercial	-	(6,064)	(15,772)
Consumer	(18,440)	(6,085)	(2,685)
Total chargeoffs	(18,440)	(12,149)	(18,457)
Recoveries:			
Consumer	454	490	5,147
Total recoveries	454	490	5,147
Net (chargeoffs) recoveries	(17,986)	(11,659)	(13,310)
Balance, end of period	$ 1,983,751	$ 1,586,737	$ 1,280,396
Allowance for loan losses to gross loans	0.85%	0.78%	0.85%
Ratio of net-chargeoffs during period to average loans outstanding during period	0.008%	0.007%	0.011%

The following table provides a breakdown of the allowance for loan losses:

Allocation of Allowance for Loan Losses

December 31,	2008		2007		2006	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Consumer	$ 13,391	0.02 %	$ 10,236	0.46 %	$ 8,939	0.45 %
Boat	94,910	6.70	106,405	8.66	169,093	14.29
Mortgage	1,348,850	63.21	1,080,897	63.56	869,101	61.55
Commercial	526,600	30.07	389,199	27.32	233,263	23.71
Total	$ 1,983,751	100.00 %	$ 1,586,737	100.00 %	$ 1,280,396	100.00 %

Non-interest Revenue

2008 compared to 2007

Non-interest revenue totaled $963,932 for the twelve months ended December 31, 2008, a decrease of $209,382 or 17.85%. Non-interest revenue for the twelve months ended December 31, 2008 and December 31, 2007 included fee income from service charges on deposit accounts, earnings on bank owned life insurance, income from our investment in real estate LLC (Pointer Ridge) and other fees and commissions. For the period ended December 31, 2007, non-interest revenue also included broker origination fees from the marine division.

The following table outlines the changes in non-interest revenue for the twelve month periods.

	December 31, 2008	December 31, 2007	$ Change	% Change
Service charges on deposit accounts	$ 311,268	$ 292,610	$ 18,658	6.38 %
Marine division broker origination fees	-	272,349	(272,349)	(100.00)
Earnings on bank owned life insurance	366,785	340,853	25,932	7.61
Income (loss) on investment in real estate LLC	3,741	24,100	(20,359)	(84.48)
Other fees and commissions	282,138	243,402	38,736	15.91
Total non-interest revenue	$ 963,932	$ 1,173,314	$(209,382)	(17.85) %

Service charges on deposit accounts increased due to increases in the number of customers and the services they used. We did not earn any marine division broker origination fees during the period because we closed this division at the end of the third quarter of 2007. Earnings on bank owned life insurance increased because we invested an additional $4 million in February 2007. As a result, we had an additional thirty days of interest income on the investment in 2008. Other fees and commissions increased because of the consolidation of Pointer Ridge's results of operations from the date of acquisition as outlined below. Other fees and commissions also increased because in April 2007, we began leasing the Waldorf office space that we vacated in July 2006 and because of increases in loan income received from the repayment of a non-accrual loan.

As previously outlined, in November 2008, we acquired an additional 12.50% membership interest in Pointer Ridge. As a result of this purchase, our membership interest increased from 50.00% to 62.50%. Consequently, we consolidated Pointer Ridge's results of operations from the date of acquisition. Prior to the date of acquisition, we accounted for our investment in Pointer Ridge using the equity method. This consolidation caused the earnings on our investment in real estate LLC to decline and other fees and commissions to increase. Pointer Ridge's earnings declined during the year because it had two tenants that did not pay their rent in a timely manner and they recorded a reserve for these uncollected rents. Additionally, operating expenses on the building increased during the year.

Because of the new lenders we have hired and the new Annapolis, College Park and Greenbelt branches that we have opened, we expect that customer relationships will continue to grow during 2009. We anticipate this growth will cause an increase in service charges on deposit accounts. We believe the demand in the commercial real estate market will remain slow during 2009. As a result, we expect other loan fees which are included in other fees and commissions will either remain consistent with 2008 or decline slightly. As a result of declining interest rates, we expect our earnings on bank owned life insurance will decline slightly during 2009. We anticipate that earnings from Pointer Ridge will improve. In December 2008, one of the primary tenants in the Pointer Ridge building departed. In 2009, we leased the space to a new tenant and negotiated a settlement from the prior tenant. Therefore, we will record a one time gain from this settlement in 2009.

2007 compared to 2006

The following table outlines the changes in non-interest revenue for the twelve month periods.

	December 31, 2007	December 31, 2006	$ Change	% Change
Service charges on deposit accounts	$ 292,610	$ 266,235	$ 26,375	9.91 %
Marine division broker origination fees	272,349	391,738	(119,389)	(30.48)
Earnings on bank owned life insurance	340,853	145,880	194,973	133.65
Income (loss) on investment in real estate LLC	24,100	56,278	(32,178)	(57.18)
Other fees and commissions	243,402	168,913	74,489	44.10
Total non-interest revenue	$ 1,173,314	$ 1,029,044	$ 144,270	14.02 %

Service charges on deposit accounts increased due to increases in the number of customers and the services they use. Because of high gasoline prices, inclement weather and general concerns about the economy, the marine industry experienced declining sales during 2007. In September 2007, we discontinued the operations of the marine division and there were minimal broker origination fees earned during the 4th quarter of 2007. Earnings on bank owned life insurance increased because we invested an additional $4 million in February 2007. Pointer Ridge began leasing its building to tenants in July 2006 and it had minimal expenses in 2006. In 2007, expenses associated with operating the building increased. As a result, Pointer Ridge's profitability declined in 2007. Other fees and commissions increased primarily because in April 2007, we began leasing the Waldorf office space that we vacated in July 2006 and because of increases in miscellaneous and loan income received from the increased volume of closings on loans and letters of credit.

Non-interest Expense

2008 compared to 2007

Non-interest expense for the twelve months ended December 31, 2008 increased 8.83% or $598,277 relative to the amount reported in 2007. The following chart outlines the changes in non-interest expenses for the period.

	December 31, 2008	December 31, 2007	$ Change	% Change
Salaries	$ 3,316,219	$ 3,045,932	$ 270,287	8.87 %
Employee benefits	923,666	953,554	(29,888)	(3.13)
Occupancy	1,124,838	934,277	190,561	20.40
Equipment	313,133	248,182	64,951	26.17
Data processing	269,632	221,107	48,525	21.95
Other operating	1,425,290	1,371,499	53,791	3.92
Total non-interest expenses	$ 7,372,778	$ 6,774,551	$ 598,227	8.83 %

Salary and benefit expenses increased primarily because we opened the College Park, Greenbelt and Annapolis branches during the year and we hired new loan officers in April and September 2007. These increases were partially offset by the reduction in salary expense that we realized when we closed the marine division late in the third quarter of 2007 and terminated the employees associated with it. Additionally, stock based compensation expenses decreased from $173,714 in 2007 to $104,541 for the same period in 2008. The stock based compensation expense decreased because the Board of Directors did not receive any vested options in 2008 and they received 10,000 vested options in 2007.

Occupancy and equipment expenses increased because of the opening of the new Greenbelt branch in June 2007, the College Park branch in February 2008, the Annapolis branch in September 2008, and annual rental increases. Data processing costs increased because of the new locations, new services provided by our data processor, and contractual increases. Other operating expenses increased primarily because of increased FDIC and state of Maryland insurance assessments, higher audit and exam fees, and increased business development expenses. The elimination of the costs associated with the marine division partially offset these increases.

During 2009, we anticipate non-interest expenses will increase relative to the comparable period in 2008. We will incur increased rent expense related to the new Greenbelt and Annapolis locations and increased operational expenses associated with these branches due to their being open for a full year during 2009 as well as costs associated with the Crofton and Bowie branches that we plan to open during 2009. In April 2009, we also expect to upgrade our data processing systems and this will increase our data processing costs for the year. The FDIC's proposed increases in FDIC insurance premiums and the emergency assessment will also increase operating expenses.

2007 compared to 2006

The following table outlines the non-interest expenses for the years ended December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006	$ Change	% Change
Salaries	$ 3,045,932	$ 2,720,022	$ 325,910	11.98 %
Employee benefits	953,554	732,447	221,107	30.19
Occupancy	934,277	533,020	401,257	75.28
Equipment	248,182	197,644	50,538	25.57
Data processing	221,107	176,928	44,179	24.97
Other operating	1,371,499	1,201,303	170,196	14.17
Total non-interest expenses	$ 6,774,551	$ 5,561,364	$ 1,213,187	21.81 %

Salary and benefit expenses increased because of general salary increases and because of the new staff for the Bowie and Greenbelt branches, three new loan officers, and additions to corporate and branch staff. Stock based compensation expense also contributed to the increase and was $66,456 higher during the year ended December 31, 2007 than year ended December 31, 2006 because there were more vested options outstanding to an increased number of directors and employees.

Occupancy expense increased because of the new corporate headquarters that we opened in July 2006, the addition of the new Bowie branch in July 2006 and the new Greenbelt branch in June 2007. Data processing increased because of the new locations, new services provided by our data processor, and contractual increases. Other operating expenses increased because of increases in director fees, janitorial, business development, travel, advertising, stationery, office, and security expenses.

Income Taxes

2008 Compared to 2007

Income tax expense was $939,383 (34.85% of pre-tax income) for the year ended December 31, 2008 compared to $789,053 (33.26% of pre-tax income) for the same period in 2007. The increase in the effective tax rate is primarily due to a decrease in interest on tax exempt securities as a percent of pre-tax income during the period and an increase in the state tax rate.

2007 Compared to 2006

Income tax expense was $789,053 (33.26% of pre-tax income) for the year ended December 31, 2007 compared to $848,196 (35.02% of pre-tax income) for the same period in 2006. The decrease in the effective tax rate is primarily due to the tax-exempt income generated by the bank owned life insurance and the $12,141 tax benefit associated with the portion of the stock based compensation expense that was related to the issuance of non-qualified options.

Net Income

2008 Compared to 2007

Net income available to common shareholders was $1.7 million or $0.44 per basic and diluted common share for the twelve month period ending December 31, 2008, an increase of $143,680 or 9.08% compared to net income of $1.6 million or $0.37 per basic and diluted common share for the same period in 2007. The increase in net income was the result of a $1.1 million increase in net interest income after provision for loan losses. This was partially offset by a $209,382 decrease in non-interest revenue, a $598,227 increase in non-interest expense, the new 5% preferred stock dividend payable to the U.S. Treasury for its $7 million investment, and a $150,330 increase in income taxes. Earnings per share increased on a basic and diluted basis because of higher earnings and because we repurchased 217,085 shares of common stock during the twelve month period ended December 31, 2008 and 185,950 shares of common stock in the 4th quarter of 2007 that caused the average number of common shares outstanding to decline to 3,919,903 from 4,237,266 for the same period in 2007.

2007 Compared to 2006

For the year ended December 31, 2007 and 2006, net income was $1.6 million or $0.37 per basic and diluted common share. Although net income remained unchanged, there was a $1.0 million increase in net interest income after provision for loan losses, a $59,143 decrease in income taxes, and a $144,270 increase in non-interest revenue, offset by a $1.2 million increase in non-interest expense compared to the same period in 2006.

Analysis of Financial Condition

Investment Securities

Our portfolio consists primarily of time deposits in other banks, investment grade securities including U.S. Treasury securities, U.S. government agency securities, U.S. government sponsored entity securities, securities issued by states, counties and municipalities, mortgage-backed securities, and certain equity securities, including Federal Reserve Bank stock, Federal Home Loan Bank stock, Maryland Financial Bank stock and Atlantic Central Bankers Bank stock. We have prudently managed our investment portfolio to maintain liquidity and safety and we have never owned stock in Fannie Mae or Freddie Mac or any of the more complex securities available in the market. The portfolio provides a source of liquidity, collateral for borrowings as well as a means of diversifying our earning asset portfolio. While we generally intend to hold the investment securities until maturity, we classify a significant portion of the investment securities as available for sale. We account for investment securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders' equity, net of income tax effects. We account for investment securities classified in the held to maturity category at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. There are no trading securities in the portfolio.

The investment securities at December 31, 2008 amounted to $37.6 million, an increase of $25.9 million, or 221.24%, from the December 31, 2007 amount of $11.7 million. Available for sale investment securities increased to $29.6 million at December 31, 2008 from $9.4 million at December 31, 2007. Held to maturity securities at December 31, 2008 increased to $8.0 million from $2.3 million. The increase in the available for sale investment and held to maturity securities occurred because as liquidity concerns in the market began to dissipate and interest rates declined, in the fourth quarter, we used federal funds to purchase securities. The fair value of available for sale securities included net unrealized gains of $648,356 at December 31, 2008 (reflected as unrealized gains of $392,611 in stockholders' equity after deferred taxes) as compared to net unrealized losses of $49,127 ($29,749 net of taxes) as of December 31, 2007. In general, the increase in fair value was a result of maturities, decreasing interest rates on investments and changes in investment ratings. As required under SFAS No. 115, we have evaluated securities with unrealized losses for an extended period of time and determined that these losses are temporary because, at this point in time, we expect to hold them until maturity. As the maturity date moves closer and/or interest rates decline, we expect the unrealized losses in the portfolio will decline or dissipate.

The investment portfolio at December 31, 2007 amounted to $11.7 million, a decrease of $5.2 million, or 30.77%, from the December 31, 2006 amount of $16.9 million. Available for sale investment securities decreased to $9.4 million at December 31, 2007 from $14.1 million at December 31, 2006. The decrease in the available for sale investment portfolio occurred because some of these assets matured and we purchased federal funds or deployed the proceeds into loans. Held to maturity securities decreased to $2.3 million on December 31, 2007 as compared to $2.8 million on December 31, 2006 because of maturing investments during the period. The carrying value of available for sale securities included net unrealized losses of $49,127 at December 31, 2007 (reflected as unrealized losses of $29,749 in stockholders' equity after deferred taxes) as compared to net unrealized losses of $280,092 ($171,921 net of taxes) as of December 31, 2006. In general, the decrease in unrealized losses was a result of the maturity of securities, declining interest rates and a shortening of the remaining term until maturity

The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.

Investment Securities
(Dollars in thousands)

December 31,	2008	2007	2006
Available For Sale Securities			
U.S. Treasury	$ -	$ 998	$ 1,962
U.S. government agency	10,898	4,472	7,839
Municipal securities	2,443	2,914	2,889
Mortgage backed	16,225	1,009	1,429
Total Available for Sale Securities	$ 29,566	$ 9,393	$ 14,119
Held To Maturity Securities			
U.S. Treasury	$ 500	$ 2,001	$ 2,001
U.S. government agency	-	-	500
Municipal securities	301	301	301
Mortgage-backed	7,202	-	-
Total Held to Maturity Securities	$ 8,003	$ 2,302	$ 2,802
Equity Securities	$ 2,127	$ 2,080	$ 1,576

The following table shows the maturities for the securities portfolio at December 31, 2008 and 2007

Amortized Cost, Carrying Value and Average Yield

December 31, 2008	*Available for Sale* Amortized Cost	Market Value	Weighted Average Yield	*Held to Maturity* Amortized Cost	Market Value	Weighted Average Yield
Maturing						
Over 3 months through 1 year	$ 1,150,265	$ 1,171,205	3.18%	$ 499,942	$ 507,031	3.91%
Over one to five years	11,635,121	11,957,725	3.88%	99,881	100,075	3.50%
Over five to ten years	8,995,942	9,249,654	4.69%	2,051,611	2,091,071	4.47%
Over ten years	7,136,292	7,187,392	4.43%	5,351,957	5,536,836	4.68%
	$ 28,917,620	$ 29,565,976		$ 8,003,391	$ 8,235,013	
Pledged Securities	$ -	$ -		$ -	$ -	

December 31, 2007	*Available for Sale* Amortized Cost	Market Value	Average Yield	*Held to Maturity* Amortized Cost	Market Value	Average Yield
Maturing						
3 months or less	$ 1,349,685	$ 1,348,028	3.17%	$ -	$ -	
Over 3 months through 1 year	2,644,398	2,629,408	3.32%	1,500,855	1,498,672	3.23%
Over one to five years	3,530,043	3,512,777	3.43%	599,618	604,237	3.84%
Over five to ten years	1,707,775	1,693,237	3.60%	201,118	194,430	4.91%
Over ten years	210,582	209,906	4.00%	-	-	
	$ 9,442,483	$ 9,393,356		$ 2,301,591	$ 2,297,339	
Pledged Securities	$ 5,921,588	$ 5,890,011		$ 2,000,638	$ 2,002,891	

Contractual maturities of mortgage-backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

Investment in real estate LLC

As discussed above, on November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.50% membership interest in Pointer Ridge, a real estate investment limited liability company. As a result of this purchase, our membership interest increased from 50.00% to 62.50%. Consequently, we consolidated Pointer Ridge's results of operations from the date of acquisition. Prior to the date of acquisition, we accounted for our investment in Pointer Ridge using the equity method. The following table summarizes the condensed Balance Sheets and Statements of Income information for Pointer Ridge.

Pointer Ridge Office Investment, LLC December 31,	2008	2007	2006
Balance Sheets			
Current assets	$ 540,105	$ 440,256	$ 387,928
Non-current assets	7,619,352	7,815,892	7,837,157
Liabilities	6,548,760	6,644,206	6,637,657
Equity	1,610,697	1,611,942	1,587,428
Statements of Income			
Revenue	$ 1,014,136	$ 941,520	$ 406,432
Expenses	1,019,577	893,320	293,877
Net income (loss)	$ (5,441)	$ 48,200	$ 112,555

We purchased Chesapeake Custom Homes, L.L.C.'s 12.50% membership interest at the book value which was equivalent to the fair value. Accordingly, we did not record any goodwill with this purchase.

We lease space for our headquarters office and branch location in the building owned by Pointer Ridge at 1525 Pointer Ridge Place, Bowie, Maryland. We eliminate these lease payments in consolidation. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank, controls 25.00% of Pointer Ridge and controls the manager of Pointer Ridge.

Loan Portfolio

Loans secured by real estate or luxury boats comprise the majority of the loan portfolio. We do not have any substantive loans comprised of sub-prime mortgages. Old Line Bank's loan customers are generally located in the greater Washington, D.C. metropolitan area.

The loan portfolio, net of allowance, unearned fees and origination costs increased $29.2 million or 14.46% to $231.1 million at December 31, 2008 from $201.9 million at December 31, 2007. Commercial business loans increased by $14.5 million (26.13%), commercial real estate loans (generally owner-occupied) increased by $14.8 million (15.42%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $1.6 million (14.29%), real estate construction loans increased by $1.5 million (6.85%) and installment loans decreased by $2.9 million (15.68%) from their respective balances at December 31, 2007.

The following table outlines those construction loans that have an interest reserve included in the commitment amount and where advances on the loan currently pay the interest due.

December 31, 2008

Loans with interest paid from loan advances:	**# of Borrowers**	**(000's)**
Hotels	3	$ 8,563
Owner occupied	1	2,882
Single family acquisition & development	5	5,889
	9	$ 17,334

There are three additional borrowers included in construction loans with loan balances totaling $5.0 million that are for the purpose of acquisition and development that are currently paying their interest due from their own cash reserves. Two of these loans, totaling $2.7 million, are for single family acquisition and development and one loan in the amount of $2.2 million is for commercial construction and development.

At inception, the total loan and commitment amount were equivalent to an appraised "as is" or "as developed" 80% or less loan to value. We continually monitor these loans and where appropriate have received new appraisals on these properties, additional collateral, a payment on the principal, or have downgraded the risk rating on the loan and increased our loan loss provision accordingly. In certain cases, these loans have experienced a delay in the project either as a result of delays in receiving regulatory approvals or the borrower has elected to delay the project because the current economic climate has caused real estate values to decline. Although payments on these loans are current, management monitors their performance closely.

The loan portfolio, net of allowance, unearned fees and origination costs increased $51.5 million or 34.24% to $201.9 million at December 31, 2007 from $150.4 million at December 31, 2006. Commercial business loans increased by $19.6 million (54.59%), commercial real estate loans (generally owner-occupied) increased by $22.5 million (30.61%), residential real estate loans (generally home equity and fixed rate home improvement loans) decreased by $164,000 (1.44%), real estate construction loans (primarily commercial real estate construction) increased by $13.6 million (163.9%) and installment loans decreased by $3.8 million (17.04%) from their respective balances at December 31, 2006.

During 2008, we received several loan payoffs from builders and developers that negatively impacted our loan growth for the period. These payoffs were primarily attributable to a significant slowdown in the real estate market. Usually these builders and developers would have taken out new loans in order to continue building. However, because of the slowdown in the real estate market, these builders did not continue to build and did not take out new loans. In spite of these payoffs, we experienced growth in the loan portfolio. We saw loan and deposit growth generated from our entire team of lenders, branch personnel and board of directors. We anticipate the entire team will continue to focus their efforts on business development during 2009 and continue to grow the loan portfolio. However, continued deterioration in the economic climate may cause slower loan growth and an increase in non-performing or problem loans.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

Loan Portfolio

(Dollars in thousands)

December 31,	2008		2007		2006	
Real Estate						
Commercial	$ 110,826	47.63 %	$ 96,018	47.26 %	$ 73,511	48.54 %
Construction	23,422	10.07	21,905	10.78	8,321	5.49
Residential	12,820	5.51	11,227	5.53	11,391	7.52
Commercial	69,961	30.07	55,513	27.32	35,914	23.71
Consumer	15,638	6.72	18,528	9.11	22,330	14.74
	$ 232,667	100.00 %	$ 203,191	100.00 %	$ 151,467	100.00 %
Allowance for loan losses	(1,983)		(1,586)		(1,280)	
Deferred loan costs, net	370		337		230	
	$ 231,054		$ 201,942		$ 150,417	

The following table presents the maturities or re-pricing periods of selected loans outstanding at December 31, 2008:

Loan Maturity Distribution at December 31, 2008

	1 year or less	1-5 years	After 5 years	Total
	(Dollars in thousands)			
Real Estate				
Commercial	$ 27,692	$ 77,868	$ 5,266	$ 110,826
Construction	15,425	7,457	540	23,422
Residential	11,136	1,372	312	12,820
Commercial	36,795	31,115	2,051	69,961
Consumer	601	951	14,086	15,638
Total Loans	$ 91,649	$ 118,763	$ 22,255	$ 232,667
Fixed Rates	$ 42,710	$ 92,181	$ 20,616	$ 155,507
Variable Rates	48,939	26,582	1,639	77,160
Total Loans	$ 91,649	$ 118,763	$ 22,255	$ 232,667

Asset Quality

Management performs reviews of all delinquent loans and directs relationship officers to work with customers to resolve potential credit issues in a timely manner. Management generally classifies loans as non-accrual when it does not expect collection of full principal and interest under the original terms of the loan or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in our no longer accruing interest on such loan and reversing any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when the borrower brings delinquent principal and interest payments current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual loans only when received.

At December 31, 2007, we had two loans totaling $1.1 million that were 90 days past due and were classified as non-accrual. The foreclosure process on one of these loans in the amount of $127,000 was completed in January 2008 and we received payment in full in June 2008. The borrower on the second loan, with a balance of $850,675 at December 31, 2008, filed for bankruptcy protection in November, 2007 under Chapter 11 of United States Bankruptcy Code. In February 2009, the borrower exited bankruptcy. A commercial real estate property secures this loan. The loan to value at inception of this loan was 80%. During the first quarter of 2008, the borrower began remitting payments and advised us that the borrower planned to make all past due interest and principal current prior to March 31, 2009. Through October 2008, the borrower remitted regular payments plus a portion of the arrearage. In November 2008, the borrower requested a revision to this repayment schedule with full repayment of all past due amounts to occur by May 2010. We expect to receive payment in full on this loan. Therefore, we do not consider it impaired and have not designated a specific allowance for this non-accrual loan. As of December 31, 2008, the interest not accrued on this loan was $85,706 none of which was included in net income for the twelve months or quarter ended December 31, 2008. During the year ended December 31, 2008, we applied $80,099 in interest payments to the principal balance on the loan.

During the 2nd quarter of 2008, we repossessed a boat that secured a loan at the time of repossession of approximately $80,000. At the time of repossession, we charged $15,000 to the allowance for loan losses for anticipated losses we expect to incur on this transaction and reversed all accrued and unpaid interest. We recorded this repossessed boat in other assets. We anticipate we will sell the boat and we do not expect to recognize any substantive additional losses on the boat.

Other than the loans outlined above we had no other loans 90 days or more past due as of December 31, 2008, 2007 or 2006. At December 31, 2008, other than the one non-accrual loan, we had no other loans past due 90 days or more.

We classify any property acquired as a result of foreclosure on a mortgage loan as foreclosed real estate and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the loan at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for loan losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of December 31, 2008, 2007, and 2006, we held no real estate acquired as a result of foreclosure.

We apply the provisions of Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), *Accounting by Creditors for Impairment of a Loan,* as amended by Statement of Financial Accounting Standards No. 118 ("SFAS No. 118"), *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure.* SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

As of December 31, 2008, 2007, and 2006 we had no impaired loans. The only restructured loan was the $850,675 loan outlined above.

Bank owned life insurance

We increased our investment in Bank Owned Life Insurance ("BOLI") in February 2007 by $4.0 million. In June 2005, we purchased $3.3 million of BOLI on the lives of our executive officers, Messrs. Cornelsen and Burnett and Ms. Rush. With the February 2007 investment, we increased the insurance on Messrs. Cornelsen and Burnett and expanded the coverage of the insurance policies to insure the lives of several other officers of Old Line Bank. We anticipate the earnings on these policies will pay for our employee benefit expenses as well as our obligations under our Salary Continuation Agreements and Supplemental Life Insurance Agreements that we entered into with our executive officers in January 2006. As a result of earnings net of mortality costs, during 2008, the cash surrender value of the insurance policies increased by $326,749.

On January 3, 2006, Old Line Bank entered into Salary Continuation Agreements and Supplemental Life Insurance Agreements, with Mr. Cornelsen, Mr. Burnett and Ms. Rush and started accruing for a related annual expense. Under these agreements, benefits accrue over time from the date of the agreement until the executive reaches the age of 65. Upon full vesting of the benefit, the executives will be paid the following annual amounts for 15 years: Mr. Cornelsen — $131,607; Mr. Burnett — $23,177; and Ms. Rush — $56,658. Under the Supplemental Life Insurance Agreements, Old Line Bank is obligated to cause the payment of death benefits to the executives' designated beneficiaries in the following amounts: Mr. Cornelsen— $1.1 million; Mr. Burnett — $703,311; Ms. Rush — $803,732; and all other officers-$2.1 million. Old Line Bank has funded these obligations through the BOLI outlined above. There is no obligation to provide any of the insured executives' beneficiaries post retirement benefits from the BOLI.

Deposits

We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively.

At December 31, 2008, the deposit portfolio had grown to $231.4 million, a $53.6 million or 30.15% increase over the December 31, 2007 level of $177.8 million. Non-interest bearing deposits increased $4.8 million during the period to $39.9 million from $35.1 million primarily due to increases in commercial checking accounts that was caused by new accounts established in our branches. Interest-bearing deposits grew $48.9 million to $191.6 million from $142.7 million. The growth in interest-bearing deposits was in certificates of deposit which grew $52.0 million from $102.2 million to $154.2 million. A $2.0 million decline in money market and NOW and a $1.1 million decline in savings accounts partially offset this growth. Certificate of deposit accounts grew due to new customer relationships and the transfer of funds from savings accounts.

At December 31, 2007, the deposit portfolio had grown to $177.8 million, an $8.1 million or 4.77% increase over the December 31, 2006 level of $169.7 million. Non-interest bearing deposits declined $2.9 million during the period to $35.1 million from $38.0 million primarily due to a decline in balances in commercial checking accounts that was caused by the decline in the real estate market and the transfer of funds to interest bearing accounts. Interest-bearing deposits grew $11.0 million to $142.7 million from $131.7 million. The majority of the growth in interest-bearing deposits was in money market and certificates of deposit. Money market and NOW accounts grew from $25.6 million at December 31, 2006 to $33.9 million at December 31, 2007. Certificates of deposit grew $7.3 million or 7.70% to $102.1 million from $94.8 million. The growth in these deposits was offset by a $4.6 million decline in savings accounts. Certificates of deposit and NOW and money market accounts grew due to new customer relationships and the transfer of funds from savings accounts.

In the first quarter of 2006, we began acquiring brokered certificate of deposits through the Promontory Interfinancial Network. Through this deposit matching network and its certificate of deposit account registry service (CDARS), we obtained the ability to offer our customers access to FDIC-insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through CDARS on behalf of a customer, we receive matching deposits through the network's reciprocal deposit program. We can also place deposits through this network without receiving matching deposits. At December 31, 2008, we had $31.8 million in CDARS through the reciprocal deposit program compared to $13.5 million at December 31, 2007. At December 31, 2008, we had received $12.1 million in deposits through the CDARS network that were not reciprocal deposits. We had $5 million in other brokered certificates of deposit as of December 31, 2007 and $0 as of December 31, 2008 and 2006. We expect that we will continue to use brokered deposits as an element of our funding strategy when required to maintain an acceptable loan to deposit ratio.

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2008.

	Certificate of Deposit Maturity Distribution December 31, 2008			
	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit				
Less than $100,000	$ 41,409	$ 41,128	$ 27,337	$ 109,874
Greater than or equal to $100,000	2,918	13,939	27,463	44,320
Total	$ 44,327	$ 55,067	$ 54,800	$ 154,194

Borrowings

Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks totaling $33.2 million as of December 31, 2008. Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $85.4 million at December 31, 2008 and $71.1 million at December 31, 2007. As a condition of obtaining the line of credit from the FHLB, the FHLB requires that Old Line Bank purchase shares of capital stock in the FHLB. Prior to allowing Old Line Bank to borrow under the line of credit, the FHLB also requires that Old Line Bank provide collateral to support borrowings. Therefore, we have provided collateral to support up to $22 million of borrowings. Of this, we had borrowed $15 million at December 31, 2008 and 2007. We may increase availability by providing additional collateral.

Short-term borrowings consisted of short-term promissory notes issued to Old Line Bank's customers, federal funds purchased and advances from the FHLB. Old Line Bank has an enhancement to the basic non-interest bearing demand deposit account for its commercial clients. This service electronically sweeps excess funds from the customer's account into an interest bearing Master Note with Old Line Bank. These Master Notes re-price daily and have maturities of 270 days or less. At December 31, 2008, Old Line Bank had $17.8 million outstanding in these short term promissory notes with an average interest rate of 0.50%. At December 31, 2007, Old Line Bank had $16.3 million outstanding with an average interest rate of 2.53%. At December 31, 2008 and 2007, Old Line Bank did not have any borrowings in overnight federal funds with the FHLB or any other short term borrowings.

At December 31, 2008 and December 31, 2007, Old Line Bank had three advances in the amount of $5.0 million each, from the FHLB totaling $15.0 million. On November 24, 2007, Old Line Bank borrowed $5.0 million with an interest rate of 3.66%. Interest is due on the 23rd day of each February, May, August and November, commencing on February 23, 2008. On November 23, 2008, or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a three (3) month London Interbank Offer Rate (LIBOR) based variable rate. Old Line Bank must repay this advance in full on November 23, 2010.

On December 12, 2007, Old Line Bank borrowed another $5.0 million from the FHLB. The interest rate on this advance is 3.3575% and interest is payable on the 12th day of each March, June, September and December, commencing on March 12, 2008. On December 12, 2008, or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance to a fixed rate based on the three (3) month LIBOR. The maturity date on this advance is December 12, 2012.

On December 19, 2007, Old Line Bank borrowed an additional $5.0 million from the FHLB. The interest rate on this borrowing is 3.119% and is payable on the 19th day of each month. On January 22, 2008 or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a one (1) month LIBOR based variable rate. This borrowing matures on December 19, 2012.

As outlined previously, as a result of increasing our membership interest in Pointer Ridge to 62.50%, we have consolidated their results of operation from the date of acquisition. Prior to the date of acquisition, we accounted for our investment in Pointer Ridge using the equity method. On August 25, 2006, Pointer Ridge entered into an Amended and Restated Promissory note in the principal amount of $6.6 million. This loan accrues interest at a rate of 6.28% through September 5, 2016. After September 5, 2016, the rate adjusts to the greater of (i) 6.28% plus 200 basis points or (ii) the Treasury Rate (as defined in the Amended Promissory Note) plus 200 basis points. At December 31, 2008, Pointer Ridge had borrowed $6.5 million under the Amended Promissory Note. We have guaranteed to the lender payment of up to 62.50% of the loan payment plus any costs the lender incurs resulting from any omissions or alleged acts or omissions by Pointer Ridge arising out of or relating to misapplication or misappropriation of money, rents received after an event of default, waste or damage to the property, failure to maintain insurance, fraud or material misrepresentation, filing of bankruptcy or Pointer Ridge's failure to maintain its status as a single purpose entity.

For additional information about our borrowings, see Notes 10 and 11 to our consolidated financial statements.

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. We have credit lines unsecured and secured available from several correspondent banks totaling $33.2 million. Additionally, we may borrow funds from the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond. We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell or pledge investment securities to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

Our immediate sources of liquidity are cash and due from banks and federal funds sold. As of December 31, 2008, we had $8.8 million in cash and due from banks, and $2.1 million in federal funds sold and other overnight investments. As of December 31, 2007 and 2006, we had $3.1 million and $5.1 million in cash and due from banks, and $9.8 million and $34.5 million, respectively, in federal funds sold and other overnight investments. At December 31, 2006, our investment in federal funds was significantly higher than prior periods because of the $19.2 million in net proceeds received from the capital offering in October 2005. As anticipated these balances declined as we deployed the proceeds from the capital offering into loans.

Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank's inability to meet anticipated or unexpected liquidity needs.

During the recent period of turmoil in the financial markets, some institutions experienced large deposit withdrawals that caused liquidity problems. We did not have any significant withdrawals of deposits or any liquidity issues. Although we plan for various liquidity scenarios, if turmoil in the financial markets continues or worsens and our depositors lose confidence in us, we could experience liquidity issues.

Capital

Our stockholders' equity amounted to $41.7 million at December 31, 2008, $34.6 million at December 31, 2007, and $34.8 million at December 31, 2006. We are considered "well capitalized" under the risk-based capital guidelines adopted by the Federal Reserve. Stockholders' equity increased during the twelve month period by net income of $1.8 million and as outlined under Supervision and Regulation, on December 5, 2008, we issued the U.S. Treasury $7 million of Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share. The $104,541 adjustment for stock based compensation awards, the $18,777 received from stock option proceeds and the $422,360 after tax unrealized gain on available for sale securities also increased stockholders' equity. These items were partially offset by the $1.8 million cost for stock repurchases during the period and the $470,249 in total dividends paid in March, June, September and December 2008.

The following table shows Old Line Bancshares, Inc.'s regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be "well capitalized." For a discussion of these capital requirements, see "Supervision and Regulation – Capital Adequacy Guidelines."

Risk Based Capital Analysis
(Dollars in thousands)

December 31,	2008	2007	2006	Regulatory Minimum
Tier 1 Capital				
Preferred and common stock	$ 7,043	$ 41	$ 43	
Additional paid-in capital	28,839	30,465	31,868	
Retained earnings	5,412	4,155	3,077	
Less: disallowed assets	-	-	-	
Total Tier 1 Capital	$ 41,294	$ 34,661	$ 34,988	
Tier 2 Capital:				
Allowance for loan losses	1,984	1,587	1,280	
Total Risk Based Capital	$ 43,278	$ 36,248	$ 36,268	
Risk weighted assets	$ 248,555	$ 222,033	$ 170,809	
Capital Ratios:				
Tier 1 risk based capital ratio	16.6%	15.6%	20.5%	4.00%
Total risk based capital ratio	17.4%	16.3%	21.2%	8.00%
Leverage ratio	14.0%	14.6%	17.5%	4.00%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Average total assets	$272,661	$228,575	$182,583
Average equity	34,820	35,464	34,378
Net income	1,756	1,583	1,574
Cash dividends declared	470	505	489
Divided payout ratio for period	26.77%	31.91%	31.06%
Return on average assets	0.64%	0.69%	0.86%
Return on average equity	5.04%	4.46%	4.58%
Average stockholders' equity to average total assets	12.77%	15.52%	18.83%

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

Old Line Bancshares, Inc. is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include commitments to extend credit, lines of credit and standby letters of credit. Old Line Bancshares, Inc. uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on Old Line Bancshares, Inc. Old Line Bancshares, Inc. also has operating lease obligations.

Outstanding loan commitments and lines and letters of credit at December 31 of 2008, 2007 and 2006 are as follows:

December 31,	2008	2007	2006
	(Dollars in thousands)		
Commitments to extend credit and available credit lines:			
Commercial	$ 23,937	$ 16,398	$ 13,095
Real estate-undisbursed development and construction	21,981	35,966	27,295
Real estate-undisbursed home equity lines of credit	5,515	5,250	4,525
	$ 51,433	$ 57,614	$ 44,915
Standby letters of credit	$ 1,583	$ 1,634	$ 1,515

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. We generally require collateral to support financial instruments with credit risk on the same basis as we do for on-balance sheet instruments. Management generally bases the collateral required on the credit evaluation of the counter party. Commitments generally have interest rates fixed at current market rates, expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since we expect many of the commitments to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. We evaluate each customer's credit-worthiness on a case-by-case basis. During this period of economic turmoil, we have re-evaluated many of our commitments to extend credit. Because we conservatively underwrite these facilities at inception, we have not had to withdraw any commitments. We are not aware of any loss that we would incur by funding our commitments or lines of credit.

Commitments for real estate development and construction, which totaled $22.0 million, or 42.80% of the $51.4 million, are generally short-term and turn over rapidly, with principal repayment from permanent financing arrangements upon completion of construction or from sales of the properties financed.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Our exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. We evaluate each customer's credit-worthiness and the collateral required on a case-by-case basis.

Old Line Bancshares, Inc. has various financial obligations, including contractual obligations and commitments. The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by payment date.

Contractual Obligations
(Dollars in thousands)

	Within one year	One to three years	Three to five years	Over five years	Total
Noninterest-bearing deposits	$ 39,880	$ -	$ -	$ -	$ 39,880
Interest-bearing deposits	137,376	46,923	7,877	-	192,176
Short-term borrowings	17,773	-	-	-	17,773
Long-term borrowings	-	5,000	10,000	6,531	21,531
Purchase obligations	6,701	572	607	-	7,880
Operating leases	696	1,636	1,575	14,020	17,927
Total	$ 202,426	$ 54,131	$ 20,059	$ 20,551	$ 297,167

Old Line Bancshares, Inc.'s operating lease obligations represent rental payments for six branches, a loan production office and our main office. We lease our main office and our Bowie branch location from Pointer Ridge. We have excluded 62.50% of these lease payments in consolidation. We have not included any amounts for the Crofton or Bowie leases which we may become obligated for in 2009. The interest-bearing obligations include accrued interest. Purchase obligations amounts represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding. In 2009, the purchase obligations amounts include principal and interest due on participation loans, branch construction projects, estimated obligations under data processing contracts and accounts payable for goods and services. In subsequent years, the purchase obligations amounts primarily relate to estimated obligations under data processing contracts, and accounts payable for goods and services received through December 31, 2008.

Reconciliation of Non-GAAP Measures

Below is a reconciliation of the FTE adjustments and the GAAP basis information presented in this report:

Twelve months ended December 31, 2008

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 285,619	$ 793,512	$ 15,424,236	$ 9,514,501	
Tax equivalent adjustment	5,169	61,834	67,003	67,003	
Tax equivalent interest income	$ 290,788	$ 855,346	$ 15,491,239	$ 9,581,504	
GAAP interest yield	2.14%	4.01%	6.12%	3.77%	3.17%
Taxable equivalent adjustment	0.04%	0.32%	0.03%	0.03%	0.03%
Tax equivalent interest yield	2.18%	4.33%	6.15%	3.80%	3.20%

Twelve months ended December 31, 2007

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 1,116,822	$ 643,826	$ 14,554,358	$ 8,291,399	
Tax equivalent adjustment	25,885	72,309	98,194	98,194	
Tax equivalent interest income	$ 1,142,707	$ 716,135	$ 14,652,552	$ 8,389,593	
GAAP interest yield	5.19%	3.80%	6.91%	3.94%	2.94%
Taxable equivalent adjustment	0.12%	0.43%	0.05%	0.04%	0.04%
Tax equivalent interest yield	5.31%	4.23%	6.96%	3.98%	2.98%

Twelve months ended December 31, 2006

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 1,288,536	$ 654,283	$ 11,023,044	$ 7,293,367	
Tax equivalent adjustment	30,134	73,946	104,080	104,080	
Tax equivalent interest income	$ 1,318,670	$ 728,229	$ 11,127,124	$ 7,397,447	
GAAP interest yield	4.89%	3.56%	6.51%	4.31%	3.23%
Taxable equivalent adjustment	0.11%	0.40%	0.06%	0.06%	0.06%
Tax equivalent interest yield	5.00%	3.96%	6.57%	4.37%	3.29%

Impact of Inflation and Changing Prices and Seasonality

Management has prepared the financial statements and related data presented herein in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed in Item 7A, we strive to manage our interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application of Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. We base these estimates, assumptions, and judgments on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how we value significant assets and liabilities in the financial statements and how we determine those values. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

We evaluate the adequacy of the allowance for loan losses based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which management evaluates separately and assigns loss amounts based upon the evaluation. We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments), where we further divide the loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see the "Provision for Loan Losses" section of this financial review.

Recent Accounting Pronouncements

The following are recent accounting pronouncements approved by the Financial Accounting Standards Board (FASB). These Statements will not have any material impact on the financial statements of Bancshares or the Bank.

In December 2007, the FASB issued SFAS No. 160 (revised 2007), *Noncontrolling Interests in Consolidated Financial Statements*. SFAS 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective at the beginning of the company's first fiscal year after December 15, 2008. SFAS 160 will affect the way we report the minority interest in Pointer Ridge, but will not have a material impact on our consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141(R) will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring costs. Additionally, under SFAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income uncertainties in a business combination after the measurement period will impact income tax expense. The provisions of this standard are effective beginning January 1, 2009. We do not expect that SFAS No. 141(R) will have a material impact on our consolidated results of operations or financial position.

FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133,* requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financing reporting. The use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. Constituents have expressed concerns that the existing disclosure requirements in FASB Statement No. 133, *Accounting for Derivative Instruments Hedging Activities,* do not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We do not expect SFAS No. 161 will have a material impact on our consolidated results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. Various factors, including interest rates, foreign exchange rates, commodity prices, or equity prices, may cause these changes. We are subject to market risk primarily through the effect of changes in interest rates on our portfolio of assets and liabilities. Foreign exchange rates, commodity prices, or equity prices do not pose significant market risk to us.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of Old Line Bank's asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.

The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank's asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank's assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Old Line Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets may decrease during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how changes in interest rates will affect net interest income. Changes in interest rates may not uniformly affect income associated with interest-earning assets and costs associated with interest-bearing liabilities. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents Old Line Bank's interest rate sensitivity at December 31, 2008. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.

Interest Sensitivity Analysis

December 31, 2008

	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest Earning Assets:					
Investment securities	$ -	$ 1,671	$ 12,057	$ 23,841	$ 37,569
Time deposits in other banks	10,000	3,267	-	-	13,267
Loans	68,099	23,550	118,763	22,255	232,667
Federal funds sold	2,141	-	-	-	2,141
Total interest earning assets	80,240	28,488	130,820	46,096	285,644
Interest Bearing Liabilities:					
Interest-bearing transaction deposits	21,341	10,511	-	-	31,852
Savings accounts	1,872	1,816	1,816	-	5,504
Time deposits	44,327	55,067	54,800	-	154,194
Total interest-bearing deposits	67,540	67,394	56,616	-	191,550
FHLB advances	15,000	-	-	-	15,000
Other borrowings	17,774	-	-	6,531	24,305
Total interest-bearing liabilities	100,314	67,394	56,616	6,531	230,855
Period Gap	$ (20,074)	$ (38,906)	$ 74,204	$ 39,565	$ 54,789
Cumulative Gap	$ (20,074)	$ (58,980)	$ 15,224	$ 54,789	
Cumulative Gap/Total Assets	(6.32%)	(18.56%)	4.79%	17.24%	

Item 8. Financial Statements

The following consolidated financial statements are filed with this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2008, 2007 and 2006

Consolidated Statements of Income – For the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Changes in Stockholders' Equity – For the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows – For the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Bowie, Maryland

We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2008, 2007, and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2008, 2007, and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 20, 2009

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Balance Sheets

December 31,	2008	2007	2006
Assets			
Cash and due from banks	$ 8,823,170	$ 3,172,089	$ 5,120,068
Federal funds sold	2,140,525	9,822,079	34,508,127
Total cash and cash equivalents	10,963,695	12,994,168	39,628,195
Time deposits in other banks	13,267,000	2,000,000	-
Investment securities available for sale	29,565,976	9,393,356	14,118,649
Investment securities held to maturity	8,003,391	2,301,591	2,802,389
Loans, less allowance for loan losses	231,053,618	201,941,667	150,417,217
Restricted equity securities at cost	2,126,550	2,080,250	1,575,550
Investment in real estate LLC	-	805,971	793,714
Premises and equipment	12,388,046	4,207,395	4,049,393
Accrued interest receivable	1,091,560	918,078	820,628
Prepaid income taxes	35,649	-	-
Deferred income taxes	-	161,940	226,873
Bank owned life insurance	8,096,039	7,769,290	3,458,065
Other assets	1,139,101	637,570	239,989
	$ 317,730,625	$ 245,211,276	$ 218,130,662
Liabilities and Stockholders' Equity			
Deposits			
Non-interest bearing	$ 39,880,119	$ 35,141,289	$ 37,963,066
Interest bearing	191,550,521	142,670,944	131,708,780
Total deposits	231,430,640	177,812,233	169,671,846
Short-term borrowings	17,773,934	16,347,096	9,193,391
Long-term borrowings	21,531,133	15,000,000	3,000,000
Accrued interest payable	625,446	693,868	629,557
Income tax payable	-	238,226	334,496
Deferred income taxes	65,651	-	-
Other liabilities	4,012,968	488,599	485,418
	275,439,772	210,580,022	183,314,708
Minority Interest	604,011	-	-
Stockholders' equity			
Preferred stock, par value $0.01 per share and additional paid in capital; 7,000 shares issued and outstanding	6,703,591	-	-
Common stock, par value $0.01 per share; authorized 15,000,000 shares; issued and outstanding 3,862,364 in 2008, 4,075,849 in 2007, and 4,253,699 in 2006	38,624	40,758	42,537
Additional paid-in capital	28,838,810	30,465,013	31,868,025
Warrants to purchase 141,892 shares of common stock	301,434	-	-
Retained earnings	5,411,772	4,155,232	3,077,313
	41,294,231	34,661,003	34,987,875
Accumulated other comprehensive income	392,611	(29,749)	(171,921)
	41,686,842	34,631,254	34,815,954
	$ 317,730,625	$ 245,211,276	$ 218,130,662

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Income

Years Ended December 31,	2008	2007	2006
Interest revenue			
Loans, including fees	$ 14,240,545	$ 12,768,154	$ 9,080,202
U.S. Treasury securities	69,079	115,597	127,299
U.S. government agency securities	181,792	288,161	271,621
Mortgage backed securities	356,398	48,946	65,186
Municipal securities	95,822	107,852	110,555
Federal funds sold	285,619	1,116,822	1,288,536
Other	194,981	108,826	79,645
Total interest revenue	15,424,236	14,554,358	11,023,044
Interest expense			
Deposits	5,101,608	5,689,554	3,219,826
Borrowed funds	808,127	573,405	509,851
Total interest expense	5,909,735	6,262,959	3,729,677
Net interest income	9,514,501	8,291,399	7,293,367
Provision for loan losses	415,000	318,000	339,000
Net interest income after provision for loan losses	9,099,501	7,973,399	6,954,367
Non-interest revenue			
Service charges on deposit accounts	311,268	292,610	266,235
Marine division broker origination fees	-	272,349	391,738
Earnings on bank owned life insurance	366,785	340,853	145,880
Income (loss) on investment in real estate LLC	3,741	24,100	56,278
Other fees and commissions	282,138	243,402	168,913
Total non-interest revenue	963,932	1,173,314	1,029,044
Non-interest expense			
Salaries	3,316,219	3,045,932	2,720,022
Employee benefits	923,666	953,554	732,447
Occupancy	1,124,838	934,277	533,020
Equipment	313,133	248,182	197,644
Data processing	269,632	221,107	176,928
Other operating	1,425,290	1,371,499	1,201,303
Total non-interest expense	7,372,778	6,774,551	5,561,364
Minority interest in loss of real estate LLC	(4,846)	-	-
Income before income taxes	2,695,501	2,372,162	2,422,047
Income taxes	939,383	789,053	848,196
Net income	1,756,118	1,583,109	1,573,851
Preferred stock dividends and discount accretion	29,329	-	-
Net income available to common shareholders	$ 1,726,789	$ 1,583,109	$ 1,573,851
Basic earnings per common share	$ 0.44	$ 0.37	$ 0.37
Diluted earnings per common share	$ 0.44	$ 0.37	$ 0.37

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Preferred Stock & Warrants	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2005	$ -	4,248,899	$ 42,489	$ 31,735,627	$ 1,992,301	$ (254,590)	
Capital Offering (2005)	-	-	-	(1,891)	-	-	
Net income	-	-	-	-	1,573,851	-	$ 1,573,851
Unrealized gain on securities available for sale, net of income taxes of $52,015	-	-	-	-	-	82,669	82,669
Comprehensive income	-						$ 1,656,520
Stock based compensation awards	-	-	-	107,258	-	-	
Cash dividend $0.115 per share	-	-	-	-	(488,839)	-	
Stock options exercised, including tax benefit of $1,008	-	4,800	48	27,031	-	-	
Balance, December 31, 2006	-	4,253,699	42,537	31,868,025	3,077,313	(171,921)	
Common stock repurchased	-	(185,950)	(1,860)	(1,621,238)	-	-	
Net income	-	-	-	-	1,583,109	-	$ 1,583,109
Unrealized gain on securities available for sale, net of income taxes of $92,590	-	-	-	-	-	142,172	142,172
Comprehensive income	-						$ 1,725,281
Stock based compensation awards	-	-	-	173,714	-	-	
Cash dividend $0.12 per share	-	-	-	-	(505,190)	-	
Stock options exercised, including tax benefit of $6,345	-	8,100	81	44,512	-	-	
Balance, December 31, 2007		4,075,849	40,758	30,465,013	4,155,232	(29,749)	
Common stock repurchased	-	(217,085)	(2,170)	(1,749,485)	-	-	
Net income	-	-	-	-	1,756,118	-	$ 1,756,118
Unrealized gain on securities available for sale, net of income taxes of $275,122	-	-	-	-	-	422,360	422,360
Comprehensive income	-						$ 2,178,478
Stock based compensation awards	-	-	-	104,541	-	-	
Common stock cash dividend $0.12 per share	-	-	-	-	(470,249)	-	
Issuance of preferred stock and warrants	7,000,000	-	-	-	-	-	
Preferred stock dividend payable and accretion	5,025	-	-	-	(29,329)	-	
Stock options exercised, including tax benefit of $2,777	-	3,600	36	18,741	-	-	
Balance, December 31, 2008	$ 7,005,025	3,862,364	$ 38,624	$ 28,838,810	$ 5,411,772	$ 392,611	

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007	2006
Cash flows from operating activities			
Interest received	$ 15,224,058	$ 14,349,483	$ 10,849,461
Fees and commissions received	438,955	853,995	939,361
Interest paid	(5,978,157)	(6,198,648)	(3,436,988)
Cash paid to suppliers and employees	(3,101,842)	(6,636,141)	(4,915,395)
Income taxes paid	(1,260,789)	(909,184)	(678,076)
	5,322,225	1,459,505	2,758,363
Cash flows from investing activities			
Purchase of investment securities			
Held to maturity	(8,237,285)	-	(599,758)
Available for sale	(27,029,054)	-	(2,000,000)
Proceeds from maturity or call of investment securities			
Held to maturity at maturity or call	2,539,088	500,000	-
Available for sale at maturity or call	7,399,382	4,952,894	1,941,051
Proceeds from sale of available for sale investment securities	141,919	-	-
Loans made, net of principal collected	(29,494,324)	(51,735,025)	(46,647,671)
Purchase of equity securities	(46,300)	(504,700)	(472,800)
Investment in bank owned life insurance	-	(4,000,000)	-
Return of principal from (investment in) real estate LLC	(205,050)	11,843	100,000
(Purchase) redemption of time deposits in other banks	(11,267,000)	(2,000,000)	-
Purchase of premises and equipment and software	(1,006,641)	(630,950)	(1,851,351)
Proceeds from sale of premises and equipment	28,315	102,008	1,500
	(67,176,950)	(53,303,930)	(49,529,029)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	52,043,034	7,316,708	39,038,125
Other deposits	1,575,373	823,680	10,962,122
Net increase in short-term borrowings	1,408,972	7,153,705	(99,115)
(Decrease) increase in long-term borrowings	-	12,000,000	(3,000,000)
Proceeds from stock options exercised, including tax benefit	18,777	44,593	27,079
Cost of stock offering	-	-	(1,891)
Proceeds from issuance of preferred stock	7,000,000	-	-
Repurchase of common stock	(1,751,655)	(1,623,098)	-
Dividends paid	(470,249)	(505,190)	(488,839)
	59,824,252	25,210,398	46,437,481
Net decrease in cash and cash equivalents	(2,030,473)	(26,634,027)	(333,185)
Cash and cash equivalents at beginning of year	12,994,168	39,628,195	39,961,380
Cash and cash equivalents at end of year	$ 10,963,695	$ 12,994,168	$ 39,628,195

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007	2006
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 1,756,118	$ 1,583,109	$ 1,573,851
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	447,529	359,720	250,420
Provision for loan losses	415,000	318,000	339,000
Loss on sale of equipment	3,099	7,372	510
Change in deferred loan fees net of costs	(32,627)	(107,425)	140,837
Loss on sale of securities	3,081	-	-
Amortization of premiums and discounts	5,931	4,162	1,909
Deferred income taxes	(47,531)	(23,861)	(78,225)
Stock based compensation awards	104,541	173,714	107,258
(Income) loss from investment in real estate LLC	3,741	(24,100)	(56,278)
Increase (decrease) in			
Accrued interest payable	(68,422)	64,311	292,689
Other liabilities	3,698,061	(93,089)	608,890
Decrease (increase) in			
Accrued interest receivable	(173,482)	(97,450)	(316,329)
Bank owned life insurance	(326,749)	(311,225)	(133,405)
Other assets	(466,065)	(393,733)	27,236
	$ 5,322,225	$ 1,459,505	$ 2,758,363

On November 1, 2008, Old Line Bancshares, Inc. acquired a 12.5% membership interest in Pointer Ridge, LLC. As a result of this purchase, Old Line Bancshares, Inc.'s membership interest in Pointer Ridge increased to 62.5%. The fair values of the non cash assets acquired and liabilities assumed were $7.7 million and $6.6 million.

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of Significant Accounting Policies

Organization and Description of Business-Old Line Bancshares, Inc. (Bancshares) is the holding company for Old Line Bank (Bank). We provide a full range of banking services to customers located in Prince George's, Charles and St. Mary's counties in Maryland and surrounding areas.

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest in Pointer Ridge Office Investment, LLC (Pointer Ridge), a real estate investment company. The effective date of the purchase was November 1, 2008. As a result of this purchase, our membership interest increased from 50.0% to 62.5%. Consequently, we consolidated Pointer Ridge's results of operations from the date of acquisition. Prior to the date of acquisition, we accounted for our investment in Pointer Ridge using the equity method.

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Bancshares, its wholly owned subsidiary, Old Line Bank, and its majority owned membership interest in Pointer Ridge. We have eliminated all significant intercompany transactions and balances.

We report the minority ownership interests in Pointer Ridge in the consolidated balance sheet. We reported the loss of Pointer Ridge from the date of our acquisition of majority interest separately on the consolidated statement of income.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents-For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, we purchase and sell federal funds for one-day periods.

Investment securities-As we purchase securities, management determines if we should classify the securities as held to maturity, available for sale or trading. We record the securities which management has the intent and ability to hold to maturity at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. We classify securities which we may sell before maturity as available for sale and carry these securities at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis. Management has not identified any investment securities as trading.

We record gains and losses on the sale of securities on the trade date and determine these gains or losses using the specific identification method. We amortize premiums and accrete discounts using the interest method.

Stock options- We account for individual stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock-based compensation expense at the date of grant. In the first quarter of 2006, we adopted Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment*, under the modified prospective method. Statement 123R requires companies to recognize compensation expense related to stock-based compensation awards in their income statements over the period during which an individual is required to provide service in exchange for such award. For the year ended December 31, 2008, 2007 and 2006, we recorded stock-based compensation expense of $104,541, $173,714 and $107,258, respectively.

Under SFAS 123R, a company may only recognize tax benefits for options that ordinarily will result in a tax deduction when the grant is exercised (non-qualified options). There were no non-qualified options included in the expense calculation for the year ended December 31, 2008. For the year ended December 31, 2007, we recognized a $12,141 tax benefit. There were no non-qualified options included in the expense calculation during the year ended December 31, 2006.

Premises and equipment-We record premises and equipment at cost less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful life of the assets.

Investment in real estate LLC-As outlined above, prior to November 1, 2008, we accounted for our investment in Pointer Ridge using the equity method. Subsequent to November 1, 2008, we consolidated Pointer Ridge's results of operations and have eliminated all significant intercompany transactions and balances.

Foreclosed real estate-We record real estate acquired through foreclosure at the lower of cost or fair market value on the date acquired. We charge losses incurred at the time of acquisition of the property to the allowance for loan losses. We include subsequent reductions in the estimated value of the property in non-interest expense.

Advertising-We expense advertising costs over the life of ad campaigns. We expense general purpose advertising as we incur it.

Loans and allowance for loan losses-We report loans at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses. We accrue interest on loans based on the principal amounts outstanding. We amortize origination fees and costs to income over the terms of the loans using an approximate interest method.

We discontinue the accrual of interest when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. Based on current information, we consider loans impaired when management determines that it is unlikely that the borrower will make principal and interest payments according to contractual terms. Generally, we do not review loans for impairment until we have discontinued the accrual of interest. We consider several factors in determining impairment including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Usually, we do not classify loans that experience insignificant payment delays and payment shortfalls as impaired. Management determines the significance of payment delays and payment shortfall on a case-by case basis. We consider all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. We measure impairment on a loan by loan basis for commercial and real estate loans by determining either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral of the loan is collateral dependent. If it is doubtful that we will collect principal, we apply all payments to principal.

We collectively evaluate large groups of smaller balance homogeneous loans for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. Management bases its judgment in determining the adequacy of the allowance on evaluations of the collectibility of loans. Management takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem areas. If the current economy or real estate market continues to suffer a severe downturn, we may need to increase the estimate for uncollectible accounts. We charge off loans which we deem uncollectible and deduct them from the allowance. We add recoveries on loans previously charged off to the allowance.

1. **Summary of Significant Accounting Policies (Continued)**

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. We determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse. We allocate tax expense and tax benefits to Bancshares and its subsidiaries based on their proportional share of taxable income.

Earnings per share-We determine basic earnings per common share by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding giving retroactive effect to stock dividends.

We calculate diluted earnings per common share by including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants, calculated using the treasury stock method.

December 31,	2008	2007	2006
Weighted average number of shares	3,919,903	4,237,266	4,250,240
Dilutive average number of shares	3,320	6,038	25,646

Comprehensive income-Comprehensive income includes net income and the unrealized gain (loss) on investment securities available for sale net of related income taxes.

Reclassifications-We have made certain reclassifications to the 2006 and 2007 financial presentation to conform to the 2008 presentation.

2. **Cash and Equivalents**

The Bank may carry balances with other banks that exceed the federally insured limit. The average balances in 2008, 2007 and 2006 did not exceed the federally insured limit. The Bank also sells federal funds on an unsecured basis to the same banks. The average balance sold was $13,342,150, $21,525,420, and $26,348,931 in 2008, 2007 and 2006, respectively.

Federal banking regulators require banks to carry non-interest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

3. Investment Securities

Investment securities are summarized as follows:

December 31, 2008	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 10,578,928	$ 318,722	$ -	$ 10,897,650
Municipal securities	2,425,036	21,547	(3,105)	2,443,478
Mortgage-backed	15,913,656	311,457	(265)	16,224,848
	$ 28,917,620	$ 651,726	$ (3,370)	$ 29,565,976
Held to maturity				
U. S. Treasury	$ 499,942	$ 7,089	$ -	$ 507,031
Municipal securities	300,866	194	(2,753)	298,307
Mortgage-backed	7,202,583	227,092	-	7,429,675
	$ 8,003,391	$ 234,375	$ (2,753)	$ 8,235,013
December 31, 2007				
Available for sale				
U. S. Treasury	$ 999,398	$ -	$ (1,117)	$ 998,281
U. S. government agency	4,499,658	-	(27,480)	4,472,178
Municipal securities	2,924,037	2,984	(12,902)	2,914,119
Mortgage-backed	1,019,390	-	(10,612)	1,008,778
	$ 9,442,483	$ 2,984	$ (52,111)	$ 9,393,356
Held to maturity				
U. S. Treasury	$ 2,000,638	$ 4,436	$ (2,183)	$ 2,002,891
Municipal securities	300,953	183	(6,688)	294,448
	$ 2,301,591	$ 4,619	$ (8,871)	$ 2,297,339
December 31, 2006				
Available for sale				
U. S. Treasury	$ 1,998,743	$ -	$ (36,555)	$ 1,962,188
U. S. government agency	7,997,662	-	(158,813)	7,838,849
Municipal securities	2,928,312	758	(39,974)	2,889,096
Mortgage-backed	1,474,024	-	(45,508)	1,428,516
	$ 14,398,741	$ 758	$ (280,850)	$ 14,118,649
Held to maturity				
U. S. Treasury	$ 2,001,350	$ -	$ (49,006)	$ 1,952,344
U. S. government agency	500,000	530	-	500,530
Municipal securities	301,039	22	(7,263)	293,798
	$ 2,802,389	$ 552	$ (56,269)	$ 2,746,672

3. **Investment Securities (Continued)**

The table below summarizes investment securities with unrealized losses as of December 31, 2008:

December 31, 2008	Fair Value	Unrealized Losses
Unrealized losses less than 12 months		
U.S. Treasury	$ -	$ -
U.S. government agency	-	-
Municipal securities	475,127	5,858
Mortgage-backed	2,070,069	265
Total unrealized losses less than 12 months	**2,545,196**	**6,123**
Unrealized losses greater than 12 months		
U.S. Treasury	-	-
U.S. government agency	-	-
Municipal securities	-	-
Mortgage-backed	-	-
Total unrealized losses greater than 12 months	-	-
Total unrealized losses		
U.S. Treasury	-	-
U.S. government agency	-	-
Municipal securities	475,127	5,858
Mortgage-backed	2,070,069	265
Total unrealized losses	**$ 2,545,196**	**$ 6,123**

We consider all unrealized losses on securities as of December 31, 2008 to be temporary losses because we will redeem each security at face value at or prior to maturity. In most cases, market interest rate fluctuations cause a temporary impairment in value. The Bank has the intent and the ability to hold these securities until recovery or maturity.

During 2008, proceeds from sales of investment securities were $141,919 resulting in gross losses of $3,081. There were no sales of securities in 2007 and 2006.

3. Investment Securities (Continued)

Contractual maturities and pledged securities at December 31, 2008, 2007 and 2006, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. We classify mortgage backed securities based on maturity date. However, the company receives payments on a monthly basis.

	Available for Sale		*Held to Maturity*	
December 31, 2008	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 1,150,265	$ 1,171,205	$ 499,942	$ 507,031
Over one to five years	11,635,121	11,957,725	99,881	100,075
Over five to ten years	8,995,942	9,249,654	2,051,611	2,091,071
Over ten years	7,136,292	7,187,392	5,351,957	5,536,836
	$ 28,917,620	$ 29,565,976	$ 8,003,391	$ 8,235,013
Pledged securities	$ -	$ -	$ -	$ -
December 31, 2007				
Maturing				
Within one year	$ 3,994,083	$ 3,977,436	$ 1,500,855	$ 1,498,672
Over one to five years	3,530,043	3,512,777	599,618	604,237
Over five to ten years	1,707,775	1,693,237	201,118	194,430
Over ten years	210,582	209,906	-	-
	$ 9,442,483	$ 9,393,356	$ 2,301,591	$ 2,297,339
Pledged securities	$ 5,921,558	$ 5,890,011	$ 2,000,638	$ 2,002,891
December 31, 2006				
Maturing				
Within one year	$ 2,942,673	$ 2,905,978	$ 500,000	$ 500,530
Over one to five years	10,756,631	10,523,594	2,101,138	2,052,154
Over five to ten years	699,437	689,077	-	-
Over ten years	-	-	201,251	193,988
	$ 14,398,741	$ 14,118,649	$ 2,802,389	$ 2,746,672
Pledged securities	$ 8,709,125	$ 8,502,696	$ 2,001,350	$ 1,952,344

In 2008, there were no pledged securities. In 2007 and 2006 we pledged securities to secure a line of credit from the Federal Home Loan Bank.

4. **Credit Commitments**

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2008	2007	2006
Commitments to extend credit and available credit lines:			
Commercial	$ 23,937,346	$ 16,398,206	$ 13,094,966
Real estate-undisbursed development and construction	21,980,974	35,966,127	27,295,149
Real estate-undisbursed home equity lines of credit	5,515,222	5,250,212	4,524,621
	$ 51,433,542	$ 57,614,545	$ 44,914,736
Standby letters of credit	$ 1,582,717	$ 1,634,022	$ 1,514,811

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

5. **Loans**

Major classifications of loans are as follows:

December 31,	2008	2007	2006
Real estate			
Commercial	$ 110,826,321	$ 96,017,558	$ 73,510,971
Construction	23,422,258	21,905,237	8,320,789
Residential	12,819,445	11,227,505	11,391,135
Commercial	69,961,313	55,513,122	35,914,383
Consumer	15,638,011	18,527,588	22,330,366
	232,667,348	203,191,010	151,467,644
Allowance for loan losses	(1,983,751)	(1,586,737)	(1,280,396)
Deferred loan costs, net	370,021	337,394	229,969
	$ 231,053,618	$ 201,941,667	$ 150,417,217

5. Loans (Continued)

The maturity and rate repricing distribution of the loan portfolio follows:

December 31,	2008	2007	2006
Within one year	$ 91,649,352	$ 84,698,659	$ 52,363,333
Over one to five years	118,762,804	90,379,861	73,127,562
Over five years	22,255,192	28,112,490	25,976,749
	$ 232,667,348	$ 203,191,010	$ 151,467,644

Transactions in the allowance for loan losses were as follows:

December 31,	2008	2007	2006
Beginning balance	$ 1,586,737	$ 1,280,396	$ 954,706
Provisions charged to operations	415,000	318,000	339,000
Recoveries	454	490	5,147
	2,002,191	1,598,886	1,298,853
Loans charged off	18,440	12,149	18,457
Ending balance	$ 1,983,751	$ 1,586,737	$ 1,280,396

At December 31, 2008, we had one loan past due and classified as non-accrual in the amount of $850,675. The borrower on this loan filed for bankruptcy protection in November, 2007. A commercial real estate property secures this loan. The loan to value at inception of this loan was 80%. We anticipate that we will receive repayment for all of the balance due on this loan. As of December 31, 2008, the interest not accrued on this loan was $85,706. During the year ended December 31, 2008, we applied $80,099 in interest payments to the principal balance on the loan. We have not designated a specific allowance for this non-accrual loan.

At December 31, 2007, we had two loans totaling $1,061,144 that were 90 days past due and were classified as non-accrual. We received payment in full on one of these loans in June 2008.

There were no accruing loans 90 days or more past due or considered impaired at December 31, 2008, 2007 and 2006.

The company has pledged loans totaling $37,077,637 to support Federal Home Loan Bank borrowings.

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C. Residential and commercial real estate secure substantial portions of the Bank's loans. Although the loan portfolio is diversified, the regional real estate market and economy will influence its performance.

6. Restricted Equity Securities

We own the following restricted equity securities:

December 31,	2008	2007	2006
Federal Reserve Bank stock	$ 827,050	$ 827,050	$ 827,050
Atlantic Central Bankers Bank stock	12,000	12,000	12,000
Federal Home Loan Bank stock	1,112,500	1,066,200	561,500
Maryland Financial Bank stock	175,000	175,000	175,000
Total	$ 2,126,550	$ 2,080,250	$ 1,575,550

7. Pointer Ridge Office Investment, LLC

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest in Pointer Ridge. The effective date of the purchase was November 1, 2008. As a result of this purchase, we own 62.50% of Pointer Ridge and consolidated their results of operations from the date of the acquisition.

On August 25, 2006, we executed an Indemnity and Guaranty Agreement ("Guaranty Agreement") with a lender that was effective upon Pointer Ridge's execution of an Amended Promissory Note and Amended Deed of Trust. As required under FIN46R, we reconsidered our investment in Pointer Ridge. Because the Guaranty Agreement definitively limits our guaranty and the variability caused by previous contracts executed by Pointer Ridge ceased to exist, we determined that Pointer Ridge was not a variable interest entity. Therefore, prior to the acquisition date of a majority interest we accounted for our investment in Pointer Ridge using the equity method. The following table summarizes the condensed Balance Sheets and Statements of Income information for Pointer Ridge.

Pointer Ridge Office Investment, LLC December 31,	2008	2007	2006
Balance Sheets			
Current assets	$ 540,105	$ 440,256	$ 387,928
Non-current assets	7,619,352	7,815,892	7,837,157
Liabilities	6,548,760	6,644,206	6,637,657
Equity	1,610,697	1,611,942	1,587,428
Statements of Income			
Revenue	$ 1,014,136	$ 941,520	$ 406,432
Expenses	1,019,577	893,320	293,877
Net income (loss)	$ (5,441)	$ 48,200	$ 112,555

We purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest at the book value which was equivalent to the fair value. Accordingly, we did not record any goodwill with this purchase.

8. **Premises and Equipment**

A summary of our premises and equipment and the related depreciation follows:

December 31,	Useful lives	2008	2007	2006
Land		$ 2,959,864	$ 487,673	$ 487,673
Building	5-50 years	7,351,089	1,600,297	1,435,249
Leasehold improvements	3-30 years	1,890,119	1,380,032	1,221,877
Furniture and equipment	3-23 years	2,005,424	1,743,823	1,636,066
		14,206,496	5,211,825	4,780,865
Accumulated depreciation		1,818,450	1,004,430	731,472
Net bank premises and equipment		$ 12,388,046	$ 4,207,395	$ 4,049,393
Depreciation expense		$ 420,595	$ 336,844	$ 216,195

Computer software included in other assets, and related amortization, are as follows:

Cost	3 years	$ 214,670	$ 205,564	$ 179,303
Accumulated amortization		181,063	154,654	132,241
Net computer software		$ 33,607	$ 50,910	$ 47,062
Amortization expense		$ 26,934	$ 22,876	$ 34,225

9. **Deposits**

Major classifications of interest bearing deposits are as follows:

December 31,	2008	2007	2006
Money market and NOW	$ 31,852,127	$ 33,935,011	$ 25,637,107
Savings	5,504,261	6,584,834	11,237,282
Other time deposits-$100,000 and over	44,319,687	41,150,781	31,799,466
Other time deposits	109,874,446	61,000,318	63,034,925
	$ 191,550,521	$ 142,670,944	$ 131,708,780

Time deposits mature as follows:

December 31,	2008	2007	2006
Within one year	$ 99,393,921	$ 88,992,052	$ 70,850,631
Over one to two years	8,565,022	6,618,733	11,394,072
Over two to three years	38,358,097	5,773,384	4,985,990
Over three to four years	6,975,611	219,449	7,603,698
Over four to five years	901,482	547,481	-
	$ 154,194,133	$ 102,151,099	$ 94,834,391

9. Deposits (Continued)

Interest on deposits for the years ended December 31, 2008, 2007, and 2006, consisted of the following:

December 31,	2008	2007	2006
Money market and NOW	$ 321,164	$ 588,824	$ 343,202
Savings	39,492	55,660	60,720
Other time deposits - $100,000 and over	1,490,587	1,503,715	1,065,151
Other time deposits	3,250,365	3,541,355	1,750,753
	$ 5,101,608	$ 5,689,554	$ 3,219,826

10. Short-Term Borrowings

The Bank has available lines of credit including overnight federal funds and reverse repurchase agreements from its correspondent banks totaling $33.2 million as of December 31, 2008. The Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $85.4 million. Prior to allowing the Bank to borrow under the line of credit, the FHLB requires that the Bank provide collateral to support borrowings. At December 31, 2008, we had provided $37 million in collateral and as outlined below have borrowed $15 million. We have additional available borrowing capacity of $22 million. We may increase this availability by pledging additional collateral. As a condition of obtaining the line of credit from the FHLB, the FHLB also requires that the Bank purchase shares of capital stock in the FHLB.

Short-term borrowings consist of promissory notes sold to the Bank's customers, federal funds purchased and advances from the FHLB. The Bank sells short-term promissory notes to its customers. These notes reprice daily and have maturities of 270 days or less. Federal funds purchased are unsecured, overnight borrowings from other financial institutions.

Information relating to short-term borrowings is a follows:

December 31,	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year-end						
Short-term promissory notes	$ 17,773,934	0.50%	$ 16,347,096	2.53%	$ 7,193,391	3.46%
FHLB advance due Jan. 2007	-		-		2,000,000	5.65%
Total	$ 17,773,934		$ 16,347,096		$ 9,193,391	
Average for the Year						
Short-term promissory notes	$ 18,954,799	1.36%	$ 13,674,099	3.23%	$ 9,116,705	3.00%
FHLB advance due Jan. 2007	-		169,862	5.65%	917,807	5.65%
Federal funds purchased	253,338	0.66%	55,069	5.99%	-	
Total	$ 19,208,137		$ 13,899,030		$ 10,034,512	

11. Long-Term Borrowings

At December 31, 2008, the Bank had three advances, in the amount of $5,000,000 each, from the Federal Home Loan Bank (FHLB) totaling $15,000,000. The 3.66% FHLB borrowing matures November 23, 2010. Interest is payable on the 23rd day of each February, May, August, and November. On any interest payment date, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a three (3) month LIBOR based variable rate.

The 3.3575% FHLB borrowing matures December 12, 2012. Interest is payable on the 12th day of each March, June, September and December, commencing on March 12, 2008. On any interest payment date, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a three (3) month LIBOR based variable rate.

The 3.119% FHLB borrowing matures December 19, 2012. Interest is payable on the 19th day of each month. On any interest payment date, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a one (1) month LIBOR based variable rate.

December 31,	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year-end						
FHLB advance due Nov. 2010	$ 5,000,000	3.660 %	$ 5,000,000	3.660 %	$ -	%
FHLB advance due Dec. 2012	5,000,000	3.358	5,000,000	3.358	-	
FHLB advance due Dec. 2012	5,000,000	3.119	5,000,000	3.119	-	
FHLB advance due July 2009	-		-		3,000,000	5.328
Senior note, fixed at 6.28%	6,531,133	6.280	-		-	
Total	$ 21,531,133		$ 15,000,000		$ 3,000,000	
Average for the Year						
FHLB advance due Nov. 2010	$ 5,000,000	3.660 %	$ 520,548	3.660 %	$ -	%
FHLB advance due Dec. 2012	5,000,000	3.358	260,274	3.358	-	
FHLB advance due Dec. 2012	5,000,000	3.119	164,384	3.119	-	
FHLB advance due March 2009	-	-	-		416,438	1.790
FHLB advance due July 2009	-	-	1,652,055	5.328	1,364,384	5.328
FHLB advance due Jan. 2011	-		-		2,016,438	4.800
Senior note, fixed at 6.28%	546,018	6.280	-		-	
Total	$ 15,546,018		$ 2,597,261		$ 3,797,260	

The Senior note is an obligation of Pointer Ridge.

12. Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. Amounts paid to these related parties totaled $15,481, $110, and $13,951, during the years ended December 31, 2008, 2007, and 2006, respectively.

Effective November 1, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest in Pointer Ridge for the book value of $205,000. This purchase increased Bancshares' membership interest from 50.0% to 62.5%. Frank Lucente, a director of Bancshares and the Bank, is the President and 52% stockholder of Lucente Enterprises, Inc. Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, L.L.C. Lucente Enterprises has retained its 12.5% membership interest in Pointer Ridge. In 2008, the Bank paid Pointer Ridge $513,939 in lease payments and $0 for leasehold improvements. In 2007, the Bank paid Pointer Ridge $496,272 in lease payments and $24,005 for leasehold improvements. In 2006, the Bank paid Pointer Ridge $272,070 in lease payments and $253,761 for leasehold improvements.

12. **Related Party Transactions (Continued)**

The directors, executive officers and their affiliated companies maintained deposits with the Bank of $11,026,340, $9,117,683, and $9,407,392 at December 31, 2008, 2007, and 2006, respectively.

The schedule below summarizes changes in amounts of loans outstanding to directors and executive officers or their affiliated companies:

December 31,	2008	2007	2006
Balance at beginning of year	$ 4,260,564	$ 4,756,505	$ 4,748,281
Additions	454,252	877,550	2,294,222
Repayments	(3,825,186)	(1,373,491)	(2,285,998)
Balance at end of year	$ 889,630	$ 4,260,564	$ 4,756,505

In addition to the outstanding balances, the Directors and Executive Officers or affiliated companies have $2,343,836 in unused commitments as of December 31, 2008. In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

13. **Income Taxes**

The components of income tax are as follows:

December 31,	2008	2007	2006
Current			
Federal	$ 786,677	$ 715,134	$ 832,302
State	200,237	97,780	94,119
	986,914	812,914	926,421
Deferred	(47,531)	(23,861)	(78,225)
	$ 939,383	$ 789,053	$ 848,196

The components of deferred income taxes are as follows:

December 31,	2008	2007	2006
Provision for loan losses	$ (163,697)	$ (135,333)	$ (130,922)
Nonaccrual interest	(22,633)	(11,174)	-
Organization costs	5,132	5,190	5,897
Director stock option expense	-	(12,141)	-
Supplemental executive retirement plan	(47,036)	(42,586)	(36,270)
Deferred loan origination costs, net	57,172	94,909	63,155
Depreciation	123,531	77,274	19,915
	$ (47,531)	$ (23,861)	$ (78,225)

13. Income Taxes (Continued)

The components of net deferred tax assets and liabilities are as follows:

December 31,	2008	2007	2006
Deferred tax assets			
Allowance for loan losses	$ 762,372	$ 598,675	$ 463,342
Nonaccrual interest	33,807	11,174	-
Organization costs	-	5,132	10,322
Director stock option expense	12,141	12,141	-
Supplemental executive retirement plan	125,892	78,856	36,270
Net unrealized loss on securities available for sale	-	19,378	108,172
	934,212	725,356	618,106
Deferred tax liabilities			
Deferred loan origination costs	407,305	350,133	255,224
Depreciation	336,814	213,283	136,009
Net unrealized gain on securities available for sale	255,744	-	-
	999,863	563,416	391,233
Net deferred tax asset (liability)	$ (65,651)	$ 161,940	$ 226,873

The differences between the federal income tax rate of 34 percent and our effective tax rate are reconciled as follows:

December 31,	2008	2007	2006
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from			
State income taxes, net of federal income tax benefit	4.3	2.3	2.2
Tax exempt income	(0.9)	(1.2)	(1.2)
Stock based compensation awards	1.3	2.1	1.5
Other nondeductible expenses	0.3	0.6	0.4
Bank owned life insurance	(4.1)	(4.5)	(1.9)
Effective tax rate	34.9 %	33.3 %	35.0 %

14. Retirement Plan

Eligible employees participate in a profit sharing plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan allows for elective employee deferrals and the Bank makes matching contributions of up to 4% of employee eligible compensation. Our contributions to the plan, included in employee benefit expenses, were $128,189, $122,901, and $88,621 for 2008, 2007, and 2006, respectively.

The Bank also offers Supplemental Executive Retirement Plans (SERPs) to its executive officers providing for retirement income benefits. We accrue the present value of the SERPs over the remaining number of years to the executives' expected retirement dates. The Bank's expenses for the SERPs were $119,245, $105,997 and $93,916 in 2008, 2007 and 2006, respectively.

15. Capital Standards

The Federal Deposit Insurance Corporation and the Federal Reserve Board have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2008, 2007, and 2006, the capital ratios and minimum capital requirements are as follows:

(in thousands)	Actual		Minimum capital adequacy		To be well capitalized	
December 31, 2008	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 43,278	17.4%	$ 19,884	8.0%	$ 24,856	10.0%
Old Line Bank	$ 41,596	16.8%	$ 19,766	8.0%	$ 24,707	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 41,294	16.6%	$ 9,942	4.0%	$ 14,913	6.0%
Old Line Bank	$ 39,612	16.0%	$ 9,883	4.0%	$ 14,824	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 41,294	14.0%	$ 11,767	4.0%	$ 14,708	5.0%
Old Line Bank	$ 39,612	13.5%	$ 11,707	4.0%	$ 14,634	5.0%
December 31, 2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 36,248	16.3%	$ 17,763	8.0%	$ 22,203	10.0%
Old Line Bank	$ 32,913	15.0%	$ 17,583	8.0%	$ 21,979	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 34,661	15.6%	$ 8,881	4.0%	$ 13,322	6.0%
Old Line Bank	$ 31,326	14.3%	$ 8,791	4.0%	$ 13,187	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 34,661	14.6%	$ 9,480	4.0%	$ 11,850	5.0%
Old Line Bank	$ 31,326	13.3%	$ 9,390	4.0%	$ 11,738	5.0%
December 31, 2006	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 36,268	21.2%	$ 13,665	8.0%	$ 17,081	10.0%
Old Line Bank	$ 31,594	18.6%	$ 13,592	8.0%	$ 16,990	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 34,988	20.5%	$ 6,832	4.0%	$ 10,249	6.0%
Old Line Bank	$ 30,314	17.8%	$ 6,796	4.0%	$ 10,194	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 34,988	17.5%	$ 8,019	4.0%	$ 10,023	5.0%
Old Line Bank	$ 30,314	15.2%	$ 7,980	4.0%	$ 9,975	5.0%

Consolidated Tier 1 capital consists of common stock, additional paid-in capital and retained earnings. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirement could affect our ability to pay dividends and accept deposits and may significantly affect our operations.

In the most recent regulatory report, we were categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

16. Commitments and Contingencies

We lease five branch locations and one loan production office from non-related parties under lease agreements expiring through 2040. We lease our corporate headquarters and one branch location from Pointer Ridge. Each of the leases provides extension options. On January 31, 2007, the Bank executed a lease for approximately 33,000 square feet of ground area and a free-standing bank building that Old Line Bank will construct on Ivy Lane in Greenbelt, Md. We plan to move the current Greenbelt branch located on Ivy Lane to this facility and expect this lease will commence in August 2009.

The approximate future minimum lease commitments under the operating leases as of December 31, 2008, are presented below. We have eliminated 62.50% of lease commitments to Pointer Ridge in consolidation.

Year	Amount
2009	$ 695,968
2010	810,830
2011	825,185
2012	817,387
2013	758,211
Remaining	14,019,592
	$ 17,927,173

Rent expense was $796,429, $671,110, and $345,636, for the years ended December 31, 2008, 2007, and 2006, respectively.

On August 25, 2006, Pointer Ridge entered into a loan agreement with an unrelated bank, in a principal amount of $6.6 million to finance the commercial office building located at 1525 Pointer Ridge Place, Bowie, Maryland. We lease approximately half of this building for our main office and operate a branch from this address. Pursuant to the terms of a guaranty between the bank and Old Line Bancshares dated August 25, 2006, Old Line Bancshares has guaranteed up to 62.50% of the loan amount plus costs incurred by the lender resulting from any acts, omissions or alleged acts or omissions.

In the normal course of business the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

17. Fair Value of Financial Instruments

On January 1, 2008, we adopted Statement of Financing Accounting Standards No. 157, *Fair Value Measurements*. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transactions costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. The Bank values investment securities classified as available for sale at fair value. The fair value hierarchy established in SFAS 157, defines three input levels for fair value measurement. Level 1 is based on quoted market prices in active markets for identical assets. Level 2 is based on significant observable inputs other than those in Level 1. Level 3 is based on significant unobservable inputs.

We value investment securities classified as available for sale at fair value on a recurring basis. We value treasury securities, government sponsored entity securities, and some agency securities under Level 1, and collateralized mortgage obligations and some agency securities under Level 2. At December 31, 2008, we established values for available for sale investment securities as follows (000's);

	Total Fair Value December 31, 2008	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment securities available for sale	$ 29,566	$ 10,898	$ 18,668	$ -

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes our methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value. Furthermore, we have not comprehensively revalued the fair value amounts since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the above presented amounts.

17. Fair Value of Financial Instruments (Continued)

We use the following methodologies for estimating fair values of financial instruments that we do not measure on a recurring basis. The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Time Deposits-The fair value of time deposits with other banks is an estimate determined by discounting future cash flows using current rates offered for deposits of similar remaining maturities.

Investment Securities-The fair values of investment securities held to maturity are based upon quoted market prices or dealer quotes.

Loans-The fair value of loans is an estimate determined by discounting future cash flows using current rates for which the Bank would make similar loans to borrowers with similar credit histories.

Interest bearing deposits-The fair value of demand deposits and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.

Long term borrowings-The fair value of long-term fixed rate borrowings is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

Loan Commitments, Standby and Commercial Letters of Credit-Lending commitments have variable interest rates and "escape" clauses if the customer's credit quality deteriorates. Therefore, the fair value of these items is insignificant and is not included in the following table.

	Carrying amount	Fair value
December 31, 2008		
Financial assets		
Time deposits	$ 13,267,000	$ 13,276,560
Investment securities	37,569,367	37,800,989
Loans	231,053,618	233,640,929
Financial liabilities		
Interest bearing deposits	$ 191,550,521	$ 194,267,851
Long term borrowings	21,531,133	22,314,640
December 31, 2007		
Financial assets		
Time deposits	$ 2,000,000	$ 2,003,325
Investment securities	11,694,947	11,690,695
Loans	201,941,667	200,202,101
Financial liabilities		
Interest bearing deposits	$ 142,670,944	$ 143,517,303
Long term borrowings	15,000,000	14,980,071
December 31, 2006		
Financial assets		
Investment securities	$ 16,921,038	$ 16,865,321
Loans	150,417,217	147,638,509
Financial liabilities		
Interest bearing deposits	$ 131,708,780	$ 132,234,852
Long term borrowings	3,000,000	3,018,219

18. Other Operating Expenses

Other operating expenses that are significant are as follows:

Years Ended December 31,	2008	2007	2006
Advertising	$ 30,102	$ 46,797	$ 39,759
Audit & exam fees	67,000	54,000	54,500
Branch security costs	45,417	50,422	26,947
Broker referrals	-	27,565	51,481
Business development	96,418	78,935	81,545
Courier fees	30,435	81,067	86,975
Director fees	124,450	120,400	112,000
FDIC & State of Maryland Assessments	151,149	87,766	27,984
Organizational & legal expenses	43,944	36,734	35,149
Stationery & supplies	75,107	75,180	75,810
Other	761,268	712,633	609,153
Total	$ 1,425,290	$ 1,371,499	$ 1,201,303

19. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Bancshares (Parent Company) follow:

Old Line Bancshares, Inc.
Balance Sheets

December 31,	2008	2007	2006
Assets			
Cash and due from banks	$ 164,263	$ 985,479	$ 3,793,016
Loans	551,752	1,424,317	-
Investment in real estate LLC	1,006,686	805,971	793,714
Investment in Old Line Bank	40,004,678	31,296,637	30,142,215
Deferred income taxes	-	5,132	10,322
Other assets	9,321	189,065	110,948
	$ 41,736,700	$ 34,706,601	$ 34,850,215
Liabilities and Stockholders' Equity			
Accounts payable	$ 49,858	$ 75,347	$ 34,261
Stockholders' equity			
Preferred stock	6,703,591	-	-
Common stock	38,624	40,758	42,537
Additional paid-in capital	28,838,810	30,465,013	31,868,025
Warrants to purchase common stock	301,434		
Retained earnings	5,411,772	4,155,232	3,077,313
	41,294,231	34,661,003	34,987,875
Accumulated other comprehensive income	392,611	(29,749)	(171,921)
	41,686,842	34,631,254	34,815,954
	$ 41,736,700	$ 34,706,601	$ 34,850,215

19. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statements of Income

Years Ended December 31,	2008	2007	2006
Interest and dividend revenue			
Dividend from Old Line Bank	$ 445,943	$ 505,189	$ 488,839
Interest on money market and certificates of deposit	5,921	128,775	142,418
Interest on loans	76,783	54,170	-
Total interest and dividend revenue	528,647	688,134	631,257
Non-interest revenue			
Income (loss) on investment in real estate LLC	(4,335)	24,100	56,278
Other fees	-	5,000	-
Total non-interest revenue	(4,335)	29,100	56,278
Non-interest expense	117,381	105,057	93,963
Income before income taxes	406,931	612,177	593,572
Income tax expense (benefit)	(14,775)	41,319	35,449
	421,706	570,858	558,123
Undistributed net income of Old Line Bank	1,334,412	1,012,251	1,015,728
Net income	$ 1,756,118	$ 1,583,109	$ 1,573,851

19. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statements of Cash Flows

Years Ended December 31,	2008	2007	2006
Cash flows from operating activities			
Interest and dividends received	$ 530,833	$ 683,087	$ 631,257
Income taxes (refund received)	(35,894)	35,894	29,591
Reimbursement received (cash paid) for operating expenses	219,457	(30,349)	(95,554)
	714,396	688,632	565,294
Cash flows from investing activities			
Loans made, net of principal collected	872,565	(1,424,317)	-
Investment in bank	(7,000,000)	-	-
Return of principal from (investment in) real estate LLC	(205,050)	11,843	100,000
	(6,332,485)	(1,412,474)	100,000
Cash flows from financing activities			
Proceeds from stock options exercised	16,000	32,706	26,071
Tax benefit from stock options exercised	2,777	11,887	1,008
(Costs) proceeds from stock offering	-	-	(1,891)
Proceeds from issuance of preferred stock	7,000,000	-	-
Repurchase of common stock	(1,751,655)	(1,623,098)	-
Dividends paid	(470,249)	(505,190)	(488,839)
	4,796,873	(2,083,695)	(463,651)
Net increase (decrease) in cash and cash equivalents	(821,216)	(2,807,537)	201,643
Cash and cash equivalents at beginning of year	985,479	3,793,016	3,591,373
Cash and cash equivalents at end of year	$ 164,263	$ 985,479	$ 3,793,016
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 1,756,118	$ 1,583,109	$ 1,573,851
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed net income of subsidiary	(1,334,411)	(1,012,251)	(1,015,728)
Stock based compensation awards	104,541	173,714	107,258
Decrease in deferred income taxes	5,132	5,190	5,897
(Income) Loss from investment in real estate LLC	4,335	(24,100)	(56,278)
Increase (Decrease) in other liabilities	(1,063)	41,086	719
(Increase) decrease in other assets	179,744	(78,116)	(50,425)
	$ 714,396	$ 688,632	$ 565,294

20. Stockholders' Equity

Stock Options

We have two stock option plans under which we may issue options, the 2001 Incentive Stock Option Plan, as amended, and the 2004 Equity Incentive Plan. Our Compensation Committee administers the stock option plans. As the plans outline, the Compensation Committee approves stock option grants to directors and employees, determines the number of shares, the type of option, the option price, the term (not to exceed 10 years from the date of issuance) and the vesting period of options issued. The Compensation Committee has approved and we have granted options vesting immediately as well as over periods of two, three and five years. We recognize the compensation expense associated with these grants over their respective vesting period. As of December 31, 2008, there were 134,180 shares remaining available for future issuance under the stock option plans.

The intrinsic value of the options that directors and officers exercised for the years ended December 31, 2008, 2007, and 2006 was $7,040, $26,432, and $29,730, respectively.

A summary of the status of the outstanding options follows:

	2008		2007		2006	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	216,920	$ 9.37	182,820	$ 8.91	172,620	$ 8.60
Options granted	37,300	7.75	47,200	10.57	15,000	11.31
Options exercised	(3,600)	4.44	(8,100)	4.72	(4,800)	5.43
Options expired	(14,000)	11.09	(5,000)	11.31	-	-
Outstanding, end of year	236,620	$ 9.09	216,920	$ 9.37	182,820	$ 8.91

	Outstanding options			Exercisable options	
Exercise price	Number of shares at December 31, 2008	Weighted average remaining term in years	Weighted average exercise price	Number of shares at December 31, 2008	Weighted average exercise price
$3.33-$4.17	11,700	2.00	$ 3.44	11,700	$ 3.44
$4.18-$5.00	18,000	3.55	4.69	18,000	4.69
$7.65-$8.65	37,300	9.09	7.75	12,434	7.75
$8.66-$10.00	46,620	5.64	9.74	46,620	9.74
$10.01-11.31	123,000	7.31	10.43	100,200	10.41
	236,620	6.71	$ 9.09	188,954	$ 9.09

Intrinsic value of vested exercisable options where the market value exceeds the exercise price	$ 55,579
Intrinsic value of outstanding options where the market value exceeds the exercise price	$ 74,489

20. Stockholders' Equity (Continued)

At December 31, 2008 there was $59,328 of total unrecognized compensation cost related to nonvested stock options that we expect to realize over the next 3.5 years. The following table summarizes the fair values of the options granted and weighted-average assumptions used to calculate the fair values. We used the Black-Scholes option-pricing model.

Years Ended December 31,	2008	2007	2006
Expected Dividends	2%	1%	1%
Risk-free interest rate	3.31%	4.64%	4.57%
Expected volatility	20.80%	20.2-20.4%	20.30%
Weighted-average volatility	20.79%	20.31%	20.33%
Expected life in years	7.80	6.0-7.0	6.0-6.0
Weighted average fair value of options granted	$ 1.94	$ 2.92	$ 3.06

Preferred stock

On December 5, 2008, Bancshares issued 7,000 shares of Fixed Rate Cumulative Preferred Stock, Series A, $1 par value ("Series A Preferred Stock") with a liquidation preference per share equal to $1,000 and a ten year warrant to purchase up to 141,892 shares of Bancshares' common stock, $0.01 par value per share, at an exercise price of $7.40 per share, for a total purchase price of $7 million in cash as part of the Troubled Asset Relief Program-Capital Purchase Program of the U.S. Department of Treasury ("Treasury"). Bancshares allocated the cash proceeds between the Series A Preferred Stock and the warrant to purchase common stock based on the relative estimated fair values at the date of issuance.

Dividends on the Series A Preferred Stock, will accrue and be paid quarterly at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The shares of Series A Preferred Stock have no stated maturity, do not have voting rights except in certain limited circumstances and are not subject to mandatory redemption or a sinking fund.

The terms of the Series A Preferred Stock indicate that Bancshares cannot redeem the shares during the first three years except with the proceeds from a qualifying equity offering. Thereafter, Bancshares may redeem the Series A Preferred Stock at liquidation preference plus accrued and unpaid dividends. Bancshares must provide at least 30 days and no more than 60 days notice to the holder of its intention to redeem the shares. In February 2009, legislation was signed that may result in changes in those terms.

The Series A Preferred Stock has priority over Bancshares common stock with regard to the payment of dividends and liquidation distribution. The Series A Preferred Stock qualifies as Tier 1 capital.

The agreement with the Treasury contains limitations on certain actions of Bancshares, including the payment of quarterly cash dividends on Bancshares' common stock in excess of $0.03 per share and the repurchase of its common stock during the first three years of the agreement. Bancshares also agreed that, while the Treasury owns the Series A Preferred Stock, Bancshares' employee benefit plans and other executive compensation arrangements for its senior executive officers must comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008. The legislation signed in February 2009, expanded the restrictions on compensation to senior executive officers of Bancshares.

During the year ended December 31, 2008, Bancshares accrued a $24,304 dividend payable on the Series A Preferred Stock and recorded $5,025 of accretion associated with the discounted value of preferred shares.

There were no preferred shares outstanding at December 31, 2007 and 2006.

21. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations

Three months ended
(Dollars in thousands except per share data)

2008	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 3,991	$ 3,937	$ 3,726	$ 3,770
Interest expense	1,543	1,460	1,366	1,541
Net interest income	2,448	2,477	2,360	2,229
Provision for loan losses	70	180	127	38
Net income available to common shareholders	352	433	497	445
Earnings per share-basic	0.09	0.11	0.13	0.11
Earnings per share-diluted	0.09	0.11	0.13	0.11

2007	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 3,817	$ 3,786	$ 3,523	$ 3,428
Interest expense	1,594	1,666	1,536	1,467
Net interest income	2,223	2,120	1,987	1,961
Provision for loan losses	112	120	30	56
Net income	519	328	408	328
Earnings per share-basic	0.13	0.08	0.10	0.08
Earnings per share-diluted	0.13	0.08	0.10	0.08

2006	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 3,180	$ 2,820	$ 2,643	$ 2,380
Interest expense	1,218	932	853	727
Net interest income	1,962	1,888	1,790	1,653
Provision for loan losses	43	26	140	130
Net income	367	417	407	383
Earnings per share-basic	0.09	0.10	0.10	0.09
Earnings per share-diluted	0.09	0.10	0.10	0.09

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There were no disagreements with accountants on accounting matters and financial disclosures for the reporting periods presented.

Item 9A. Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, Old Line Bancshares's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Old Line Bancshares, Inc.'s disclosure controls and procedures. Based upon that evaluation, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that Old Line Bancshares, Inc.'s disclosure controls and procedures are effective as of December 31, 2008. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by Old Line Bancshares, Inc. in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

In addition, there were no changes in Old Line Bancshares, Inc.'s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, Old Line Bancshares, Inc.'s internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

The management of Old Line Bancshares, Inc. ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control over financial reporting has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

Old Line Bancshares, Inc.'s Board of Directors has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. That Code of Ethics for Senior Financial Officers is posted on Old Line Bancshares, Inc.'s internet website at www.oldlinebank.com. A copy of the Code of Conduct that applies to all of Old Line Bancshares' and Old Line Bank's officers, directors and employees is also available on Old Line Bancshares, Inc.'s internet website.

The remaining information required by this Item 10 is incorporated by reference to the information appearing under the captions "Election of Directors," "Board Meetings and Committees", "Executive Compensation" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2009 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information appearing under the captions "Director Compensation," "Executive Compensation" and "Board Meetings and Committees" in the Proxy Statement for the 2009 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2008, with respect to compensation plans under which equity securities of Old Line Bancshares are authorized for issuance.

Equity Compensation Plan Information
December 31, 2008

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders(1)	236,620	$9.09	134,180

(1) Includes the 1990 Stock Option Plan, as amended, the 2001 Incentive Stock Option Plan, as amended, and the 2004 Equity Incentive Plan. The 1990 Stock Option Plan, as amended, and the 2001 Incentive Stock Option Plan, as amended, were approved by security holders of Old Line Bank and its predecessor, Old Line National Bank. Effective September 15, 2003, all of the then stockholders of Old Line Bank became stockholders of Old Line Bancshares, Inc. The 2004 Equity Incentive Plan was approved by security holders of Old Line Bancshares, Inc.

The remaining information required by this Item 12 is incorporated by reference to the information appearing under the caption "Security Ownership of Management and Certain Security Holders" in the Proxy Statement for the 2009 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the information appearing under the captions "Certain Relationships and Related Transactions" and "Election of Directors" in the Proxy Statement for the 2009 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 14. Principal Accounting Fees and Services.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Rowles & Company, LLP for the audit of Old Line Bancshares, Inc.'s annual consolidated financial statements for the years ended December 31, 2008 and 2007 and fees billed for other services rendered by Rowles & Company, LLP during those periods.

	Years Ended December 31, 2008	Years Ended December 31, 2007
Audit Fees (1)	$ 43,350	$ 41,600
Tax Fees (2)	6,417	5,000
All Other Fees (3)	920	263
Total	$ 50,687	$ 46,863

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) annual financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by Rowles & Company, LLP in connection with statutory and regulatory filings or engagements.

(2) Tax Fees consist of fees billed for professional services rendered for federal and state tax compliance, tax advice and tax planning.

(3) All Other Fees in 2007 and 2008 are for review of Press Releases and in 2008 are also for discussions regarding the accounting for the preferred stock issued.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Old Line Bancshares, Inc.'s audit committee approves the engagement before Old Line Bancshares, Inc. or Old Line Bank engages the independent auditor to render any audit or non-audit services.

Item 15. **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

Exhibit No.	Description of Exhibits
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.1.1(L)	Articles of Amendment of Old Line Bancshares, Inc.
3.1.2(1)	Articles of Amendment of Old Line Bancshares, Inc.
3.1.3(T)	Old Line Bancshares, Inc. Articles Supplementary Fixed Rate Cumulative Preferred Stock, Series A.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
4.1(T)	Form of Certificate for the Series A Preferred Stock
4.2(T)	Warrant To Purchase 141,892 Shares of Common Stock Of Old Line Bancshares, Inc.
10.1(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and James W. Cornelsen
10.2(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and James W. Cornelsen
10.3(Q)	Fifth Amendment to Executive Employment Agreement dated January 1, 2009 between Old Line Bank and James W. Cornelsen
10.3.1	Letter Agreement with James W. Cornelson pursuant to executive compensation restrictions in connection with TARP
10.4(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.4.1(O)	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and James W. Cornelsen
10.5(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.5.1(O)	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and James W. Cornelsen
10.6(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and Joseph E. Burnett
10.7(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Joseph W. Burnett
10.8(Q)	Fifth Amendment to Executive Employment Agreement dated January 1, 2009 between Old Line Bank and Joseph Burnett
10.9(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.9.1(O)	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Joseph Burnett
10.10(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.10.1(O)	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Joseph Burnett
10.11(A)	Employment Agreement March 31, 2003 between Old Line Bank and Christine M. Rush
10.12(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Christine M. Rush
10.13(Q)	Fifth Amendment to Executive Employment Agreement dated January 1, 2009 between Old Line Bank and Christine M. Rush
10.14(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.14.1(O)	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Christine Rush
10.15(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.15.1(O)	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Christine Rush
10.16(B)	2001 Stock Option Plan, as amended
10.17(B)	Form of Incentive Stock Option Agreement for 2001 Stock Option Plan
10.18(B)	Form of Non-Qualified Stock Option Agreement for 2001 Stock Option Plan

10.19(C)	1990 Stock Option Plan, as amended
10.20(C)	Form of Incentive Stock Option Grant Letter for 1990 Stock Option Plan
10.21(C)	Form of Director Non-Qualified Stock Option Agreement for 1990 Stock Option Plan
10.22(E)	2004 Equity Incentive Plan
10.23(G)	Form of Incentive Stock Option Agreement for 2004 Equity Incentive Plan
10.23.1	Form of Nonqualified Stock Option Agreement for 2004 Equity Incentive Plan
10.24(G)	Old Line Bancshares, Inc. and Old Line Bank Director Compensation Policy
10.25(D)	Lease Agreement dated April 29, 1999 between Live Oak Limited Partnership and Old Line National Bank
10.26(D)	Commercial Lease Agreement dated February 14, 2002 between Adams and Company Commercial Brokers, Inc. and Old Line National Bank
10.27(F)	Commercial Lease Agreement dated July 7, 2004 by and between Ridgely I, LLC and Old Line Bank
10.28(F)	Operating Agreement for Pointer Ridge Office Investment, LLC among J. Webb Group, Inc., Michael M. Webb, Lucente Enterprises, Inc., Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc., all as Members and Chesapeake Pointer Ridge Manager, LLC
10.29(H)	AIA Construction Agreement dated April 14, 2005 between Pointer Ridge Office Investment, LLC and Waverly Construction & Management Company Inc.
10.30(H)	Incentive Plan Model and Stock Option Model
10.31(I)	Deed of Lease dated as of July 28, 2005 between Baltimore Boulevard Associates Limited Partnership and Old Line Bank
10.32(M)	First Amendment to Deed of Lease dated as of February 7, 2008 by and between Baltimore Boulevard Associated Limited Partnership and Old Line Bank
10.33(N)	Deed of Trust note dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.34(N)	Completion Guaranty Agreement dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.35(J)	Amendment of Lease Agreement dated June 5, 2006 between Ridgley I, LLC and Old Line Bank to the lease entered into July 7, 2004.
10.36(L)	Lease Agreement dated June 6, 2006 by and between Pointer Ridge Office Investment, LLC and Old Line Bank (1st Floor 1525 Pointer Ridge Place, Bowie, Md.).
10.37(L)	Lease Agreement dated June 6, 2006 by and between Pointer Ridge Office Investment, LLC and Old Line Bank (3rd Floor 1525 Pointer Ridge Place, Bowie, Md.).
10.38(L)	Lease Agreement dated June 6, 2006 by and between Pointer Ridge Office Investment, LLC and Old Line Bank (4th Floor 1525 Pointer Ridge Place, Bowie, Md.).
10.39(L)	Indemnity Agreement between Old Line Bancshares, Inc. and Prudential Mortgage Capital Company, LLC dated August 25, 2006.
10.40(P)	Lease Agreement dated December 29, 2006 between Old Line Bank and Eleventh Springhill Lake Associates, LLC
10.41(R)	Lease Agreement by and between Old Line Bank and AF Limited Partnership dated May 31, 2008
10.42(S)	Agreement Of Purchase And Sale Of Membership Interests by and between Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc. dated as of November 1, 2008
10.43(S)	Third Amendment To Operating Agreement For Pointer Ridge Office Investment, LLC by and between Old Line Bancshares, Inc. J. Webb, Inc., Michael M. Webb Revocable Trust, and Lucente Enterprises, Inc. dated as of November 1, 2008
10.44(S)	Assignment of Membership Interest by and between Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc. dated as of November 1, 2008
10.45(T)	Letter Agreement, dated December 5, 2008, between Old Line Bancshares, Inc. and United States Department of the Treasury, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant
10.46(T)	Form of Waiver, executed by each of Messrs. James W. Cornelsen and Joseph E. Burnett and Ms. Christine M. Rush, pursuant to Old Line Banchshares' participation in the TARP
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley

	Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto

(A) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-111587).

(C) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

(D) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Annual Report on Form 10-KSB/A filed on April 8, 2004.

(E) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-116845).

(F) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 8, 2004.

(G) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 5, 2005.

(H) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on August 10, 2005.

(I) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Registration Statement on Form SB2, under the Securities Act of 1933, as amended (Registration Number 333-127792) filed on August 23, 2005.

(J) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on August 10, 2006.

(K) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 6, 2006.

(L) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 9, 2006.

(M) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on February 12, 2008.

(N) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Annual Report on Form 10-KSB filed on March 28, 2006.

(O) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 7, 2008.

(P) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-Q filed on May 10, 2007.

(Q) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 27, 2009.

(R) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-Q filed on August 12, 2008.

(S) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on November 19, 2008.

(T) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on December 5, 2008.

Note: Exhibits 10.1 through 10.24, 10.30 and 10.46 relate to management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Line Bancshares, Inc.

Date: March 26, 2009

By: /s/ James W. Cornelsen
James W. Cornelsen, President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/James W. Cornelsen James W. Cornelsen	Director, President and Chief Executive Officer (Principal Executive Officer)	March 26, 2009
/s/Christine M. Rush Christine M. Rush	Chief Financial Officer (Principal Accounting and Financial Officer)	March 26, 2009
/s/Charles A. Bongar, Jr. Charles A. Bongar, Jr.	Director	March 26, 2009
/s/Craig E. Clark Craig E. Clark	Director and Chairman of the Board	March 26, 2009
/s/John P. Davey John P. Davey	Director	March 26, 2009
/s/Daniel W. Deming Daniel W. Deming	Director	March 26, 2009
/s/James F. Dent James F. Dent	Director	March 26, 2009
/s/Nancy L. Gasparovic Nancy L. Gasparovic	Director	March 26, 2009
/s/Frank Lucente, Jr. Frank Lucente, Jr.	Director	March 26, 2009
/s/Gail D. Manuel Gail D. Manuel	Director	March 26, 2009
/s/John D. Mitchell John D. Mitchell	Director	March 26, 2009
/s/Gregory S. Proctor, Sr. Gregory S. Proctor, Sr.	Director	March 26, 2009
/s/Suhas R. Shah Suhas R. Shah	Director	March 26, 2009
/s/John M. Suit, II John M. Suit, II	Director	March 26, 2009

ROWLES
& Company, LLP
Certified Public Accountants

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Old Line Bancshares, Inc.
Bowie, Maryland

We hereby consent to the incorporation by reference in the registration statements (No. 333-113097, 333-111587, and 333-116845) on Form S-8 of Old Line Bancshares, Inc. of our report dated March 20, relating to the consolidated financial statements of Old Line Bancshares, Inc. included in the Form 10-K for the year ended December 31, 2008.

Rowles & Company, LLP

ROWLES & COMPANY, LLP

Baltimore, Maryland
March 20, 2009

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX: 410-583-7061
Website: www.Rowles.com

Exhibit 31.1

I, James W. Cornelsen, certify that:

1. I have reviewed this annual report on Form 10-K of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2009

By: <u>/s/ James W. Cornelsen</u>
Name: James W. Cornelsen
Title: President and
Chief Executive Officer

Exhibit 31.2

I, Christine M. Rush, certify that:

1. I have reviewed this annual report on Form 10-K of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2009

By: /s/ Christine M. Rush
Name: Christine M. Rush
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Old Line Bancshares, Inc. (the "Company") each certifies to the best of his or her knowledge that the Annual Report on Form 10-K for the year ended December 31, 2008 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James W. Cornelsen

James W. Cornelsen
President and Chief Executive Officer
March 26, 2009

/s/ Christine M. Rush

Christine M. Rush
Executive Vice President and Chief Financial Officer
March 26, 2009

This certification is made solely for the purpose of 18 U.S.C. Section 1350, and is not being filed as part of the Form 10-K or as a separate disclosure document, and may not be disclosed, distributed or used by any person for any reason other than as specifically required by law.

Directors and Officers
Old Line Bancshares & Subsidiary

Directors

Craig E. Clark
Chairman
Old Line Bancshares & Old Line Bank

Frank Lucente
Vice Chairman
Old Line Bancshares & Old Line Bank
Chairman
Lucente Enterprises, Inc.

Charles A. Bongar, Jr. Esq.
Attorney
Andrews, Bongar, Starkey & Clagett, P.A.

James W. Cornelsen
President & Chief Executive Officer
Old Line Bancshares & Old Line Bank

John Davey
Managing Partner
O'Malley, Miles, Nylen & Gilmore, P.A.

Daniel W. Deming
President
Deming Associates, Inc.

James F. Dent
Retired

Nancy L. Gasparovic
President
Title Professionals, Ltd.

Gail D. Manuel
Owner/Director
Trinity Memorial Gardens and Mausoleum

John D. Mitchell, Jr.
Jones & Frank Corporation

Gregory S. Proctor, Jr.
President & Chief Executive Officer
G.S. Proctor & Associates, Inc.

Suhas R. Shah, CPA
Principal
Source One Business Services, LLC

John M. Suit, III
Retired

Executive Officers

James W. Cornelsen
President & Chief Executive Officer

Joseph E. Burnett
Executive Vice President & Chief Lending Officer

Christine M. Rush
Executive Vice President, Chief Financial Officer,
Chief Credit Officer & Secretary

Directors and Officers
Old Line Bancshares & Subsidiary

Officers

Sandi F. Burnett
Senior Vice President

William Bush
Senior Vice President

Jeffrey D. Franklin
Senior Vice President
Branch Administration

Erin G. Lyddane
Senior Vice President & Treasurer

K. Robert Bowling
Vice President

Cathy A. Coughlin
Vice President

Mildred L. Henry
Vice President

Thomas O. Herman
Vice President

Stephen C. Kensinger
Vice President

Dion W. Smith
Vice President

Jeffrey D. Spalding
Vice President

Frank B. Thomas
Vice President

Cynthia L. Walsh
Vice President

Jack G. Welborn
Vice President

Lynda B. Wellen
Vice President

Holley Zippi
Vice President

Joy Hinton
Assistant Vice President

Rita F. King
Assistant Vice President

Brenda H. Martin
Assistant Vice President

A. Michael Sahadeo
Assistant Vice President

Barbara A. Sellner
Assistant Vice President

Denise M. Anderson
Commercial Banking Officer

Deborah Clemens
Branch Manager

Cecelia Gannon
Branch Manager

Melinda Gibbons
Branch Manager

Locations
Old Line Bancshares & Subsidiary

Corporate Headquarters
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-2500
(301) 430-2599 Fax

Branch Offices
Accokeek Branch
15808 Livingston Road
Accokeek , Maryland 20607
(301) 203-5149 Metro
(301) 645-2954 Local
(301) 645-9241 Fax

Bowie Branch
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-8720
(301) 430-8723 Fax

Clinton Branch
7801 Old Branch Avenue
Clinton, Maryland 20735
(301) 856-5581 Metro
(301) 856-5582 Fax

Crain Highway Branch
2995 Crain Highway, Suite 100
Waldorf, Maryland 20601
(301) 843-4905 Metro
(301) 645-2624 Local
(301) 932-5458 Fax

Old Line Centre Branch
12080 Old Line Centre
Waldorf, Maryland 20602
(301) 843-8446 Metro
(301) 645-7600 Local
(301) 645-9074 Fax

Greenbelt Branch
6301 Ivy Lane, Suite 110
Greenbelt, MD 20770
(301) 982-0125
(301) 982-0128 Fax

College Park Branch
9658 Baltimore Avenue, Suite 101
College Park, MD 20740
(301) 982-0270
(301) 982-0273 Fax

College Park Loan Production Office
9658 Baltimore Avenue, Suite 450
College Park, Maryland 20740
(301) 446-2820 Metro
(301) 446-2822 Fax

Annapolis Branch
167 Jennifer Road, Suite U
Annapolis, MD 21401
(410) 266-0768
(410) 266-6406 Fax

Corporate Information
Old Line Bancshares & Subsidiary

Annual Meeting
The Annual Meeting of Stockholders
will be held on Thursday May 29, 2009
at 5:00 p.m. at:
1525 Pointer Ridge Place
Bowie, Maryland 20716

Transfer Agent and Registrar
American Stock Transfer
3rd Floor, 6201 15th Avenue
Brooklyn, New York 11219

Independent Auditors
Rowles & Company, LLP
101 E. Chesapeake Avenue
Baltimore, Maryland 21286

General Counsel
Ober, Kaler, Grimes & Shriver, P.C.
120 East Baltimore Street
Baltimore, Maryland 21202

Stock Exchange Listing
The Common Stock of Old Line Bancshares
trades on The NASDAQ Stock Market LLC
under the symbol "OLBK."

Additional Information
A copy of Old Line Bancshares' annual report
and exhibits to the SEC on Form 10-K
may be obtained without charge upon
written request to:
Old Line Bancshares, Inc.
Attn: Corporate Secretary
1525 Pointer Ridge Place
Bowie, Maryland 20716
E-mail : Crush@oldlinebank.com

In addition, all reports filed with the SEC
are available through Old Line Bancshares
website at *oldlinebank.com*

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